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Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

APPLIANCE RECYCLING CENTERS OF AMERICA, INC.
(Exact name of Registrant as specified in its charter)

Minnesota (State or other jurisdiction of incorporation or organization)	5700 (Primary Standard Industrial Classification Code Number)	41-1454591 (I.R.S. Employer Identification No.)
7400 Excelsior Boulevard Minneapolis, MN 55426-4517 (952) 930-9000 (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Edward R. (Jack) Cameron
President and Chairman of the Board
Appliance Recycling Centers of America, Inc.
7400 Excelsior Boulevard
Minneapolis, Minnesota 55426-4517
(952) 930-9000
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Eric O. Madson, Esq. Robins, Kaplan, Miller & Ciresi L.L.P. 2800 LaSalle Plaza 800 LaSalle Avenue Minneapolis, Minnesota 55402-2015 (612) 349-8500

Approximate date of commencement of proposed sale to public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount To Be Registered	Proposed Maximum Aggregate Price Per Share	Proposed Maximum Aggregate Offering Price	Amount Of Registration Fee

Common stock, no par value	1,682,000(1)(2)	$3.70(3)	$6,223,400	$732.49

(1)
All shares offered for resale by the selling shareholders.

(2)
Also includes an indeterminate number of shares of our common stock as may be issuable in the event of stock splits, stock dividends or similar transactions in accordance with Rule 416 under the Securities Act of 1933, as amended.

(3)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c). Such price is based upon the average of the bid and asked for price of our common stock as reported on the OTC Bulletin Board on February 22, 2005.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated February 25, 2005

APPLIANCE RECYCLING CENTERS OF AMERICA, INC. 1,682,000 Shares of Common Stock

This prospectus relates to resale by the shareholders listed in this prospectus of up to 1,682,000 shares of our common stock that we previously issued to the selling shareholders in private transactions.

The selling shareholders may offer their shares of common stock from time to time in the open market, in privately negotiated transactions, in an underwritten offering, or a combination of methods. They may offer the shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The selling shareholders may engage brokers or dealers who may receive commissions or discounts from the selling shareholders. Any broker-dealer acquiring the common stock from the selling shareholders may sell these securities in normal market-making activities, through other brokers on a principal or agency basis, in negotiated transactions, to its customers or through a combination of methods. See "Plan of Distribution" beginning on page 39. We will bear all of the expenses and fees incurred in registering the shares offered by this prospectus.

Our common stock is traded on the OTC Bulletin Board under the symbol "ARCI." The last reported sale price for our common stock on the OTC Bulletin Board on February 22, 2005 was $3.70 per share. You are urged to obtain current market quotations for our common stock.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN RISKS ASSOCIATED WITH INVESTING IN OUR STOCK.

        Neither the Securities and Exchange Commission nor any state securities commission has approved of anyone's investment in these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                        , 2005.

        You should rely only on the information contained in, or incorporated by reference into, this prospectus. We have not authorized any other person to provide you with different information. The selling shareholders are not offering to sell, nor seeking offers to buy, these securities in any state where the offer or sale is not permitted. The information contained in this prospectus is current as of the date on the front cover, but the information may have changed since that date.

        ARCA® and ApplianceSmart® are our registered trademarks and service marks. This prospectus also contains trademarks and service marks belonging to other entities.

        Any reference in this prospectus to us includes all of our operating subsidiaries.

SUMMARY

        The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all the information you should consider. Therefore, you should also read the more detailed information set out in this prospectus, including the financial statements and the related notes appearing elsewhere in this prospectus.

Appliance Recycling Centers of America, Inc.

        We are a leading provider of reverse logistics, energy-efficiency and appliance recycling services for appliance manufacturers and retailers, and utility companies. We generate revenues from the retail sale of appliances through a chain of Company-owned retail stores under the name ApplianceSmart®, fees charged for the collection and environmentally sound recycling of unwanted appliances, and sales of byproduct materials generated from processed appliances.

        Appliance Recycling Centers of America, Inc. was incorporated in Minnesota in 1983, although through our predecessors we commenced the appliance retail and recycling business in 1976. References herein to us or "the Company" include our operating subsidiaries.

Company Background

        Sale of Used Appliances.    We began business in 1976 as a retailer of used appliances. Initially, we contracted with national and regional retailers of appliances such as Sears, Roebuck & Company, Inc. and Montgomery Ward & Co. to collect major appliances in Minneapolis/Saint Paul and two other metropolitan areas. As part of their new appliance sales efforts, these retailers arranged for the removal of old appliances from consumers' residences. We collected old appliances on behalf of our customers, reconditioned and sold suitable used appliances through our own retail stores and recycled the remaining appliances.

        Environmentally Sound Recycling of Appliances.    In the late 1980s, in response to stricter environmental protection laws, we developed and marketed programs to process and dispose of appliances in an environmentally sound manner. These programs were offered to appliance manufacturers and retailers of new appliances, waste management companies, property management companies and the general public.

        In 1989, we expanded our appliance recycling concept to the electric utility industry when we established an appliance processing center in Milwaukee, Wisconsin, pursuant to a contract with a utility company. From 1989 to 1994, we focused our resources on the expansion of our business with electric utility companies. During this time period we opened nine centers throughout the U.S. and Canada, primarily serving seventeen electric utility customers. In the mid 1990s, our electric utility business was negatively impacted by the potential of electric utility industry deregulation, which caused electric utilities to decrease their sponsorship of energy conservation programs such as the one we offer. However, in the past two years we have seen a renewed interest from utilities in sponsoring appliance recycling programs as energy-efficiency measures and have been awarded several contracts as a result.

        In response to the decrease in demand for services by electric utilities beginning in the mid-1990s, we increased our marketing of services to appliance manufacturers and retailers, waste management companies and property management companies. We also increased our focus on the sale of used appliances, and in 1995, under the name Encore Recycled Appliances®, we began operating a chain of Company-owned retail stores. In 1998, we began using the name ApplianceSmart® for our retail stores, phased out the sale of used appliances, and now offer special-buy appliances (defined below) to value-conscious individuals and property managers.

        Reverse Logistics Services.    A developing market for us is in providing fully integrated reverse logistics services—the handling of product that does not fit into a company's normal distribution channels—for appliance manufacturers and retailers. Manufacturers traditionally disposed of these "special-buy" appliances, including manufacturer closeouts, factory overruns, floor samples, open carton, returned or exchanged items, and scratch and dent appliances, through their small-dealer network. Large retailers have not wanted to handle these types of appliances because the merchandise is often out of carton, requiring special handling and pricing. In addition, this product often requires some repair or needs to be recycled—functions major retailers are unwilling or unable to perform. As small dealers are struggling to compete with large appliance chains (the top 10 retailers control 80 percent of the appliance sales market), manufacturers are seeing their traditional channel for these distressed appliances shrink. Small appliance retailers are also being negatively affected by major home improvement chains that have begun to retail household appliances.

        In 1997, we entered into pilot program agreements with Whirlpool Corporation, the nation's largest manufacturer of major household appliances, to develop a program for handling Whirlpool's returned appliances and new appliances that cannot be handled through the manufacturer's normal distribution channels. Through a subsequent 1998 contract with Whirlpool, we purchase these appliances from Whirlpool's distribution centers serving the Midwest and certain western states. This merchandise, which includes manufacturer closeouts, factory overruns, floor samples, open carton, returned or exchanged items, and scratch and dent appliances, is sold through our network of ApplianceSmart retail stores. We also carry new in-the-carton appliances to provide an adequate product mix for our customers. With an increased supply of product, we began to focus on opening larger factory outlet facilities to offer consumers a wider selection of special-buy and new in-the-carton appliances, and we began to close our smaller stores. We have also eliminated our used appliance business.

        In October 2001, we entered into an agreement with Maytag Corporation for the acquisition of distressed appliances. In December 2001, we announced that all retail stores would be carrying a full line of Frigidaire household appliances. In January 2003, we announced that we had entered into a contract with GE Consumer Products to purchase from GE and sell to consumers special-buy GE appliances.

        We currently have twelve retail stores: five in Minneapolis/Saint Paul, one in Los Angeles, two in Atlanta, three in Columbus, Ohio and one in San Antonio, Texas. In addition, we currently have four recycling centers, located in Waterbury, Connecticut; Minneapolis, Minnesota; Los Angeles, California; and Austin, Texas.

Growth Strategy

        We intend to continue our focus on operating larger factory outlet facilities to offer consumers a wider selection of special-buy and new in-the-carton appliances. We plan to open up to three additional stores in 2005 and four in 2006, principally in markets in which we currently have operations.

        We have also seen a renewed interest from electric utility companies and are actively pursuing business to support their energy-efficiency programs. During 2004 we secured several contracts with utility companies to provide appliance recycling services for their customers.

Risks Affecting the Company

        Our business is subject to numerous risks as discussed more fully in the section entitled "Risk Factors" immediately following this Summary. A description of material risks that affect our business can also be found under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations." In particular, we depend on the continued supply of product from major appliance manufacturers and renewed interest from and contracts with electric utility companies. Our future results will also be affected by our ability to execute our growth strategy profitably in new and existing markets, the effect of competition in our industry, the effects of the economy and the effects of governmental regulation. If our business continues to grow, the continued growth may place strains on our systems and management team. In addition, if we are not able to access additional capital, our ability to expand our business may be impaired.

Office Location

        Our principal executive offices are located at 7400 Excelsior Boulevard, Minneapolis, Minnesota 55426 and our telephone number is (952) 930-9000. Our internet sites are located at www.arcainc.com and www.appliancesmart.com. The information contained in our internet sites is not a part of this prospectus.

The Offering

Common stock offered by the selling shareholders	1,682,000 shares
Common stock outstanding after the offering by the selling shareholders	4,137,277 shares
Trading Symbol (OTC Bulletin Board)	ARCI

        At January 31, 2005, we had 4,137,277 shares of common stock outstanding, excluding the following:

  •
  7,500 shares of our common stock issuable upon exercise of currently outstanding options under our 1989 Stock Option Plan, as amended (the "1989 Plan"), at a weighted average exercise price of $0.625 per share;

  •
  343,000 shares of our common stock issuable upon exercise of currently outstanding options under our 1997 Stock Option Plan, as amended (the "1997 Plan"), at a weighted average exercise price of $2.20 per share;

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  257,000 shares of our common stock reserved for future grants under our 1997 Plan; and

  •
  5,000 shares of our common stock issuable upon exercise of outstanding warrants, at an exercise price of $0.625 per share.

        Except as otherwise indicated, all information in this prospectus assumes that no outstanding options or warrants have been exercised since January 31, 2005.

Summary Financial Data

        You should read the summary financial data presented below in conjunction with the consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. In the opinion of management, the unaudited summary financial data presented below under the heading "Statement of Operations Data" reflect all adjustments, which include only normal and recurring adjustments, necessary to present fairly our results of operations for the periods presented. Historical results are not necessarily indicative of the results of operations expected for future periods.

(In thousands, except per-share data)

	Fiscal Year Ended			Nine Months Ended
	Dec. 29, 2001	Dec. 28, 2002	Jan. 3, 2004	Sept. 27, 2003	Oct. 2, 2004
				(unaudited)
Statements of Operations Data:
Total revenues	$43,810	$45,720	$43,609	$32,613	$39,135
Gross profit	17,329	15,774	11,879	8,682	11,474
Operating income (loss)	4,749	1,742	(1,776)	(1,339)	(42)
Net income (loss)	2,646	332	(1,541)	(1,251)	(514)
Basic earnings (loss) per common share	$1.15	$0.14	$(0.66)	$(0.53)	$(0.21)
Diluted earnings (loss) per common share	$0.86	$0.11	$(0.66)	$(0.53)	$(0.21)
Weighted average number of common shares outstanding:
Basic	2,291	2,320	2,343	2,341	2,429
Diluted	3,068	3,025	2,343	2,341	2,429
Balance Sheet Data:
Working capital	$3,188	$5,003	$3,446	$3,691	$2,882
Total assets	18,936	20,239	20,833	19,726	21,507
Long-term liabilities	4,348	5,797	5,658	5,270	5,090
Shareholders' equity	5,397	5,737	4,209	4,499	3,729

A SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that are based on our beliefs, assumptions and expectations of future events taking into account the information currently available to us. All statements other than statements of historical fact contained in this prospectus are forward-looking statements. Many of the forward-looking statements are contained in the sections entitled "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance, financial condition or achievements to differ materially from those expected or implied in any forward-looking statements. Factors that could contribute to these differences include but are not limited to:

  •
  our continued ability to purchase product from Whirlpool, Maytag, Frigidaire and GE at acceptable prices;

  •
  the ability of our individual retail stores to meet planned revenue levels;

  •
  the rate of sustainable growth in the number of retail stores;

  •
  the speed at which our individual retail stores reach profitability, if at all;

  •
  our ability to keep costs and expenses at or below expected levels;

  •
  the ability of our main utility customer, Southern California Edison Company, to deliver units under its 2004-2005 Statewide Residential Appliance Recycling Program contract;

  •
  the timing of delivery and the timing of advertising by Southern California Edison; and

  •
  the continued availability of our current line of credit.

        In some cases, you can identify forward-looking statements by terms such as "anticipates," "believes," "estimates," "expects," "intends," "plans," "seeks," "predicts," "projects," "strives," "potential," "objective," "may," "could," "should," "would," "will" and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events, are based on our assumptions and are subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement completely and with the understanding that our actual future results may be materially different from what we expect them to be.

        Our forward-looking statements speak only as of the date of this prospectus. Except as required by law, we assume no obligation to update or revise any forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in any forward-looking statements, even if new information becomes available in the future.

RISK FACTORS

        An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below before purchasing shares offered pursuant to this prospectus. If any of the following risks actually occur, our business, financial condition, operating results or cash provided by operations could be materially harmed. As a result, the trading price of our common stock could decline, and you might lose all or part of your investment. When determining whether to buy our common stock, you should also refer to the other information in this prospectus, including our financial statements and the related notes.

Risks Related to ARCA

Our strategy of opening new retail stores has resulted in net losses in recent periods.

        Our primary growth strategy is to open new retail stores. We plan to open up to three additional stores in 2005 and four in 2006. New stores take time to become profitable; we cannot assure you that any individual current or future store will attain or maintain projected profitability. We incurred a net loss of $1,541,000 or $0.66 per diluted share for fiscal year 2003. We had net income of $260,000 or $0.08 per diluted share for the third quarter ended October 2, 2004, but incurred a net loss of $514,000 or $0.21 per diluted share for the nine months then ended. Our full financial information is set out in the financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this prospectus.

Most of our revenues are derived from retail sales. We expect this dependence on retail sales to continue in the future.

        Most of our revenues are derived from retail sales of appliances from our ApplianceSmart retail stores. We currently operate twelve ApplianceSmart stores. Retail revenues have lower profit margins than recycling revenues. We believe that our future economic results will be heavily dependent on our retail stores. In 2001, 2002, 2003 and the first nine months of 2004, approximately 50%, 65%, 80% and 80%, respectively, of our revenues were from retail sales. We currently expect that retail revenues will account for approximately 80% of total revenues for 2005. However, we cannot assure you that sales from our stores will grow at the rates we currently anticipate.

Our revenues from recycling contracts have declined, and future revenues from this source are very difficult to project.

        In the past, our business was dependent largely upon our ability to obtain new contracts and continue existing contracts for appliance recycling services with utility companies. Contracts with these entities generally have initial terms of one to four years, with renewal options and early termination clauses. The recycling and byproducts portion of our business has diminished from approximately 50% of total revenues in fiscal 2001 to approximately 20% of total revenues in fiscal 2003 as a result of decreased sponsorship of energy conservation programs by utilities. However, we are still dependent on certain customers for a large portion of our revenues. Generally, recycling revenues have a higher gross profit than retail revenues.

        Our major utility customer, Southern California Edison Company (Edison), accounted for approximately 13% of our net revenues for fiscal 2002 and approximately 9% for 2003. The loss or material reduction of business from Edison, or any major customer, could adversely affect our net revenues and profitability. Our current contract with Edison was signed in January 2004 to renew the refrigerator recycling program through December 31, 2005. The contract does not provide for a minimum number of refrigerators to be recycled. The timing and amount of revenues will be dependent on advertising by Edison.

        We cannot assure you that our existing recycling contracts will be continued or renewed, that existing customers, including Edison, will continue to use our services at current levels, or that we will be successful in obtaining new recycling contracts.

Our revenues from recycling contracts are subject to seasonal fluctuations and are dependent on advertising and promotional activities of the utilities, which are outside our control.

        We experience seasonal fluctuations in business from utility companies that impact our operating results. Our recycling revenues are generally higher during the second and third calendar quarters and lower in the first and fourth calendar quarters, due largely to advertising and promotional activity schedules managed by the utilities. We expect that we will continue to experience such seasonal fluctuations in recycling revenues. We see little seasonal fluctuation in our retail business.

We may need new capital to fully execute our growth strategy.

        Our business involves providing comprehensive, integrated appliance recycling services and developing a chain of retail stores. This commitment will require a significant continuing investment in capital equipment and leasehold improvements, and could require additional investment in real estate.

        Our total capital requirements will depend, among the other things discussed in this prospectus, on the number of recycling centers and the number and size of retail stores operating during the fiscal year. Currently, we have four recycling centers and twelve retail stores in operation. If our revenues are lower than anticipated or our expenses are higher than anticipated or our current line of credit cannot be maintained, we will require additional capital to finance our operations. Even if we are able to maintain our current line of credit, we may need additional equity or other capital in the future. Sources of additional financing, if needed in the future, may include further debt financing or the sale of equity (including the issuance of preferred stock) or other securities. We cannot assure you that any additional sources of financing or new capital will be available to us, or available on acceptable terms, or permitted by the terms of our current debt. In addition, if we sell additional equity to raise funds, all outstanding shares of common stock will be diluted.

A decline in general economic conditions could lead to reduced consumer demand for our products and have an adverse effect on our liquidity and profitability.

        Since purchases of our merchandise are dependent upon discretionary spending by our retail customers, our financial performance is sensitive to changes in overall economic conditions that affect consumer spending. Consumer spending habits are affected by, among other things, prevailing economic conditions, levels of employment, salaries and wage rates, consumer confidence and consumer perception of economic conditions. A general or perceived slowdown in the United States economy or uncertainty as to the economic outlook could reduce discretionary spending or cause a shift in consumer discretionary spending to other products. Any of these factors would likely cause us to delay or slow our expansion plans, result in lower net sales and could also result in excess inventories, which could, in turn, lead to increased merchandise markdowns and related costs associated with higher levels of inventory and adversely affect our liquidity and profitability.

Our market share may be adversely impacted at any time by a significant number of competitors.

        Competition for our retail stores comes from retailers of new and used appliances. Each of our separate locations will compete not only with local and national chains of new appliance retailers, many of whom have been in business longer than we have and who may have significantly greater assets, but will also be required to compete with numerous independently owned retailers of used appliances. A number of our retail operations have been opened within the past 24 months; therefore, we cannot assure you that we will be able to compete effectively in any such market. While recycling revenues could become a smaller part of our business for the foreseeable future, many factors, including existing and proposed governmental regulation, may affect competition in the industry. We generally compete with two or three companies which are based in the geographic area to be served under the contract and which generally offer some of the services we provide. We expect our primary competition for contracts with existing or new customers to come from entrepreneurs entering the appliance recycling business, energy management consultants, current recycling companies, major waste hauling companies, scrap metal processors and used appliance dealers. In addition, some of our customers, such as utility companies, may operate appliance recycling programs internally rather than contracting with us or other third parties. We cannot assure you that we will be able to compete profitably in any of our chosen markets.

Changes in governmental regulations relating to our recycling business could increase our costs of operations and adversely affect our business.

        Our appliance recycling business involves the handling and disposal of hazardous materials and is subject to certain governmental laws and regulations. Our recycling centers are subject to various federal, state and local laws, regulations and licensing requirements which relate to the collection, processing and recycling of household appliances. Requirements for registrations, permits and licenses vary among our market areas. We have registered our centers with the EPA as hazardous waste generators and obtained licenses, where required, from appropriate state and local authorities. We have agreements with approved and licensed hazardous waste companies for transportation and disposal of PCBs from our centers. As is the case with all companies handling hazardous materials, under some circumstances we may be subject to contingent liability. The 1990 Amendments to the Clean Air Act prohibit the venting of CFCs during appliance repair or disposal and require us to recapture the refrigerants from appliances. In 1992, Congress adopted the Federal Energy Policy Act of 1992 to encourage energy efficiency. One component of this Act allows for deregulation of the nation's energy providers, including the electric utility industry. The immediate impact of the potential of industry deregulation caused utility companies across the U.S. to suspend their plans for implementing appliance recycling programs like ours.

Our lender has the right to demand payment in full of the borrowings under our line of credit at any time. If it were to do so, we would not be able to pursue our growth strategy and our operations would be severely limited unless and until new financing was obtained.

        We have an $8.0 million line of credit with a stated maturity date of December 31, 2007. The line of credit also provides that the lender may demand payment in full of the entire outstanding balance of the loan at any time. We have pledged substantially all of our assets to secure payments under the line. The line requires that we meet certain financial covenants, provides payment penalties for noncompliance and prepayment, limits the amount of other debt we can incur, limits the amount of spending on fixed assets and limits payments of dividends. At February 5, 2005, borrowings of $5,187,000 were outstanding under the line of credit and we had unused borrowing capacity of $6,000.

We may not be able to operate successfully if we lose key personnel, are unable to hire qualified additional personnel, or experience turnover of our management team.

        We believe our operations are materially dependent upon the continued services of our present management. The loss of the services of one or more members of present management, including Edward R. (Jack) Cameron, our founder, Chairman of the Board and current CEO, could adversely affect our business. We do not have employment contracts with present management. We do maintain key person insurance on the life of Mr. Cameron in the amount of $1,000,000.

A competitor recently obtained a patent that covers appliance recycling methods and systems that we believe were developed by us. We have commenced a lawsuit seeking to invalidate this patent. An adverse result in this litigation could have a negative impact on our recycling business.

        In December 2004, we filed suit in the U.S. District Court for the Central District of California alleging that JACO Environmental, Inc. and a former consultant of the Company fraudulently obtained a patent (U.S. Patent No. 6,732,416) in May 2004 covering appliance recycling methods and systems originally developed by us beginning in 1987 and used in serving more than 40 electric utility appliance recycling programs since that time. We are seeking a declaratory judgment that the JACO patent is invalid and unenforceable, since it is almost entirely based on methods and processes developed and used by us. We are also asking the court for unspecified damages related to charges that JACO, in using a fraudulently based patent, has engaged in unfair competition under federal and California statutes, false and misleading advertising under California statutes, and interference with our prospective customer relationships. The defendants have answered our complaint denying liability. We expect recycling operations to continue without interruption during the period of litigation, but if the court were to issue rulings in favor of the defendants, this could change. Moreover, failure to win this lawsuit could have a long-term material adverse effect on our recycling operations. In addition, we may incur substantial costs in pursuing this litigation, which could have an adverse effect on our results of operations.

Risks Related to Our Common Stock

If an active trading market for our common stock does not develop, the value and liquidity of your investment in our common stock could be adversely affected.

        Our common stock is traded on the OTC Bulletin Board but is not traded on any other market or stock exchange. The trading volumes of our common stock on the OTC Bulletin Board are low. There may be only a limited market for any shares of common stock that you purchase.

The public sale of our common stock by the selling shareholders or by other shareholders could adversely affect the price of our common stock.

        The trading volumes in our common stock are low compared to the number of shares that may be sold by the selling shareholders. Sales of substantial amounts of common stock into the public market by the selling shareholders or by our other shareholders could adversely affect the market price for our common stock.

Our common stock is considered a "penny stock" and may be difficult to sell.

        The Securities and Exchange Commission, or SEC, has adopted regulations which generally define "penny stock" to be an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to specific exemptions. Presently, the market price of our common stock is substantially less than $5.00 per share and therefore our stock is designated as a "penny stock" under SEC rules. SEC rules require any broker or dealer selling such securities to:

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  obtain a written agreement to the transaction from the purchaser setting forth the identity and quantity of securities to be purchased;

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  determine that the securities are suitable for the purchaser and that the purchaser has sufficient knowledge and experience in financial matters to be capable of evaluating the risk of investment in such securities;

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  provide to the purchaser a written statement setting forth the basis upon which the broker has determined the investment to be suitable; and

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  obtain a written acknowledgement from the purchaser of the substance of the basis for the determination.

        These rules may restrict the ability of brokers or dealers to sell our common stock and may affect the ability of investors to sell their shares.

Our principal shareholders own a large percentage of our voting stock which will allow them to control substantially all matters requiring shareholder approval.

        Currently, Edward R. (Jack) Cameron, Chairman and CEO, owns approximately 10% of our outstanding shares of common stock. Our officers and directors together hold approximately 12%, including any options or warrants they may hold. One of our principal lenders, Medallion Capital, Inc., owns approximately 15% of our outstanding shares. Medallion also has a non-voting right to attend and participate in all Board meetings. Also, Perkins Capital Management, Inc. beneficially owns approximately 15% of our outstanding shares. Because of such ownership, our management and principal shareholders may be able to significantly affect our corporate decisions, including the election of the Board of Directors.

USE OF PROCEEDS

        We will not receive any proceeds from the sale of the shares offered pursuant to this prospectus. The selling shareholders will receive all of the proceeds from the sale of the shares of common stock offered by this prospectus.

        The selling shareholders will pay any expenses incurred by the selling shareholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling shareholders in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including all registration and filing fees and fees and expenses of our counsel and our accountants.

MARKET PRICE FOR COMMON STOCK

        Our common stock is traded on the OTC Bulletin Board under the symbol "ARCI". The following table sets forth, for the periods indicated, the high and low closing bid quotations for the common stock, as reported by the OTC Bulletin Board. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions.

	High	Low
2003
First Quarter	$2.08	$1.05
Second Quarter	1.80	1.02
Third Quarter	2.10	1.11
Fourth Quarter	2.75	1.50
2004
First Quarter	$3.85	$2.05
Second Quarter	3.45	2.25
Third Quarter	3.05	2.45
Fourth Quarter	4.65	2.55
2005
First Quarter (through February 22, 2005)	$4.60	$3.25

        On February 22, 2005, the last reported sale price of our common stock on the OTC Bulletin Board was $3.70 per share. As of January 31, 2005, there were approximately 875 beneficial holders of our common stock.

DIVIDEND POLICY

        We have not paid dividends on our common stock and do not presently plan to pay dividends on our common stock for the foreseeable future. We plan to retain all net earnings, if any, to fund the development of our business. Our line of credit limits our ability to pay dividends. Subject to such limitations, our Board of Directors has sole discretion over the declaration and payment of future dividends. The right of our Board of Directors to declare dividends is also subject to the availability of sufficient funds to pay dividends. Any future dividends will depend upon our profitability, financial condition, cash requirements, future prospects, general business condition, the terms of our debt agreements and other factors the Board of Directors believes are relevant.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

        You should read the selected consolidated financial data presented below in conjunction with the consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The selected financial data presented below under the heading "Statement of Operations Data" for the years ended December 29, 2001, December 28, 2002, January 3, 2004 and the selected financial data presented below under the heading "Balance Sheet Data" as of December 28, 2002 and January 3, 2004 have been derived from our audited financial statements included elsewhere in this prospectus. The selected financial data presented below under the heading "Statement of Operations Data" for the years ended January 1, 2000 and December 30, 2000, and the selected financial data presented below under the heading "Balance Sheet Data" as of January 1, 2000, December 30, 2000 and December 29, 2001 have been derived from our audited financial statements that are not included in this prospectus. The selected financial data presented below under the headings "Statement of Operations Data" and "Balance Sheet Data" as of and for the nine-month periods ended September 27, 2003 and October 2, 2004 are unaudited and have been prepared on the same basis as our annual financial statements. In the opinion of our management, the unaudited selected financial data presented below present fairly our results of operations for the periods and as of the dates presented and include only normal and recurring adjustments. Historical results are not necessarily indicative of the results of operations to be expected for future periods. See Note 2 of "Notes to Financial Statements" for a description of the method used to compute basic and diluted net income (loss) per share applicable to the holders of our common stock.

	Fiscal Year Ended					Nine Months Ended
	Jan. 1, 2000	Dec. 30, 2000	Dec. 29, 2001	Dec. 28, 2002	Jan. 3, 2004	Sept. 27, 2003	Oct. 2, 2004
	(In thousands, except per-share data)					(unaudited)
Statements of Operations Data:
Revenues:
Retail	$7,956	$12,379	$22,037	$29,893	$34,805	$26,227	$31,161
Recycling	6,956	8,140	20,506	14,625	8,014	5,872	6,854
Byproduct	670	960	1,267	1,202	790	514	1,120

Total revenues	15,582	21,479	43,810	45,720	43,609	32,613	39,135
Cost of revenues	8,916	12,558	26,481	29,946	31,730	23,931	27,661

Gross profit	6,666	8,921	17,329	15,774	11,879	8,682	11,474
Selling, general and administrative expenses	5,527	6,958	12,580	14,032	13,655	10,021	11,516

Operating income (loss)	1,139	1,963	4,749	1,742	(1,776)	(1,339)	(42)
Other income (expense):
Other income (expense)	146	385	88	47	(5)	(5)	22
Interest income	—	—	—	—	12	—	—
Interest expense	(780)	(841)	(1,074)	(1,236)	(748)	(547)	(558)

Income (loss) before provision (benefit) for income taxes	505	1,507	3,763	553	(2,517)	(1,891)	(578)
Provision (benefit) for income taxes	—	580	1,117	221	(976)	(640)	(64)

Net income (loss)	505	927	2,646	332	(1,541)	(1,251)	(514)

Basic earnings (loss) per common share	$0.24	$0.41	$1.15	$0.14	$(0.66)	$(0.53)	$(0.21)

Diluted earnings (loss) per common share	$0.22	$0.32	$0.86	$0.11	$(0.66)	$(0.53)	$(0.21)

Weighted average number of common shares outstanding:
Basic	2,142	2,287	2,291	2,320	2,343	2,341	2,429
Diluted	2,274	2,889	3,068	3,025	2,343	2,341	2,429
Balance Sheet Data:
Working capital	$545	$1,183	$3,188	$5,003	$3,446	$3,691	$2,882
Total assets	9,517	12,651	18,936	20,239	20,833	19,726	21,507
Long-term liabilities	4,831	4,431	4,348	5,797	5,658	5,270	5,090
Shareholders' equity	1,809	2,751	5,397	5,737	4,209	4,499	3,729

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes to our financial statements and with "Selected Financial Information" included elsewhere in this prospectus. This discussion contains certain statements of a forward-looking nature that involve risks and uncertainties. As a result of many factors, such as those set forth under "Risk Factors" and elsewhere in this prospectus, our actual results may differ materially from those anticipated by such forward-looking statements.

Overview

        In the following discussion, we refer to the fiscal year ended December 29, 2001 as "2001," the fiscal year ended December 28, 2002 as "2002," the fiscal year ended January 3, 2004 as "2003," and the fiscal year ended January 1, 2005 as "2004."

        We generate revenues from three sources: retail, recycling and byproduct. Retail revenues are sales of appliances (including the free recycling of the customer's existing appliance), warranty and service revenue, and delivery fees. Recycling revenues are fees charged for the disposal of appliances. Byproduct revenues are sales of scrap metal and reclaimed chlorofluorocarbons ("CFCs") generated from processed appliances. We are managed as a unit and do not measure profit or loss separately for our three primary revenue sources. Therefore, we believe that we have one operating segment.

        In 2003, we focused on a carefully managed growth plan of opening large showroom outlet stores, located in heavily trafficked, conveniently located retail malls, and adding additional sources of supply of product sold in the retail stores. During 2003, we opened one retail store in the Minneapolis/Saint Paul market and one retail store in the Atlanta, Georgia, market. We also closed a smaller retail store in the Minneapolis/Saint Paul market. Retail revenues accounted for 79.8% of total revenues in 2003.

Revenues

        Total revenues for the three and nine months ended October 2, 2004 were $14,543,000 and $39,135,000, respectively, compared to $11,865,000 and $32,613,000 for the same periods in the prior year, increases of 23% and 20%, respectively.

        Retail sales accounted for approximately 75% of revenues in the third quarter of 2004. Retail revenues for the three and nine months ended October 2, 2004 increased by $1,649,000 or 18% and by $4,934,000 or 19%, respectively, from the same periods in the prior year. Third quarter same-store retail sales increased 9% (a sales comparison of eight stores that were open the entire third quarters of 2004 and 2003). The increase in retail sales for the three and nine months ended October 2, 2004 compared to prior periods was primarily due to an increase in sales of new in-the-box product of approximately $1,700,000 and $5,200,000, respectively, offset by a slight decrease in sales of special-buy appliances. The increase in sales of new in-the-box product is due to additional purchases of new product and operating one additional store during the periods in 2004 compared to the prior year. Special-buy appliances include manufacturer closeouts, factory over-runs, floor samples, returned or exchanged items and scratch and dent appliances. We continue to purchase appliances from Whirlpool Corporation, Maytag Corporation, GE Corporation and Frigidaire. There are no minimum purchase requirements with any of these manufacturers. We believe purchases from these four manufacturers will provide an adequate supply of high-quality appliances for our retail outlets; however, there is a risk that one or more of these sources could be lost.

        As of October 2, 2004 we had ten retail locations. We opened a new store and distribution center in the San Antonio, Texas market in October 2004. We opened a combination store and distribution center in the Atlanta market and a new store in the Minneapolis/Saint Paul market during the fourth quarter of 2004. We continually research potential store locations in all of our current markets and any potential new markets.

        Recycling revenues for the three and nine months ended October 2, 2004 increased by $720,000 or 29% and $982,000 or 17%, respectively, from the same periods in the prior year. The increase in recycling revenues is primarily due to a slight increase in total recycling volumes from all of our California contracts and recycling volumes related to the new recycling contract in Connecticut. During the third quarter of 2004, we recycled appliances under three recycling contracts with electric utility companies. These contracts are with Southern California Edison Company (Edison) to handle appliance recycling operations in Edison's service territory for the years of 2004 and 2005; with San Diego Gas & Electric (SDG&E) to handle appliance recycling operations in SDG&E's service territory for 2004; and with The United Illuminating Company and The Connecticut Light & Power Company to handle a joint appliance recycling program in the utilities' service territories for the year 2004. Currently, each utility is responsible for advertising in its service territory.

        Byproduct revenues for the three and nine months ended October 2, 2004 increased to $506,000 and $1,120,000 from $197,000 and $514,000, respectively, for the same periods in the prior year. The increases were primarily due to an increase in the volume of CFCs and an increase in scrap metal prices partially offset by a decrease in the price of CFCs.

        Our total revenues for 2003 were $43,609,000 compared to $45,720,000 in 2002.

        Retail revenues increased to $34,805,000 in 2003 from $29,893,000 in 2002, an increase of 16.4%. Same-store sales for 2003 (a sales comparison of six stores open the full year in both 2003 and 2002) increased 24%. The increase in retail revenues was primarily due to an increase in sales of new in-the-box product of approximately $5,000,000 due to additional purchases of new product, offset slightly by a decrease in special-buy sales of approximately $500,000 as a result of opening two stores and closing one small store and one underperforming store during 2003 compared to the same period in the previous year.

        In January 2003, we announced that we had entered into a contract with GE Consumer Products to purchase from GE and sell to consumers special-buy GE appliances. There are no minimum purchase requirements.

        Because of the large available supply of special-buy appliances from these manufacturers and the limited supply of used/refurbished appliances, we have decided not to expand our used/refurbished appliance business.

        We operated nine retail stores at the end of 2003 and at the end of 2002. In March 2002, we opened a 30,000-square-foot store in the Columbus, Ohio, market. In December 2002, we closed an underperforming store in the Dayton, Ohio, market. In February 2003, we closed a smaller store and opened a 33,000-square-foot store in the Minneapolis/Saint Paul market. In March 2003, we closed an underperforming store in the Dayton, Ohio, market. In December 2003, we opened a 30,000-square-foot store in the Atlanta, Georgia, market.

        Recycling revenues decreased to $8,014,000 in 2003 from $14,625,000 in 2002. The decrease was primarily due to an overall decrease in total recycling volumes from all the various recycling contracts in California of approximately $6,500,000. Southern California Edison Company (Edison) accounted for approximately 9% of our total revenues for 2003 and 13% for 2002. We recycled appliances during the first eight months of 2003 under an extension of the 2002 Statewide Residential Appliance Recycling Program, which was administered by Edison. Recycling services for this statewide energy-efficiency program included customers of Edison, Pacific Gas & Electric (PG&E) and San Diego Gas & Electric (SDG&E). We were responsible for advertising in the PG&E and SDG&E service territories only; Edison was responsible for advertising in the Edison area. During the third quarter of 2003, we were awarded a contract by Edison for the 2003 Statewide Residential Appliance Recycling Program in the

territories served by Edison and SDG&E. This contract ended December 31, 2003. Under this contract, we were responsible for advertising in the SDG&E service territory only; Edison was responsible for advertising in the Edison area. In January 2004, we signed a contract with Edison to handle appliance recycling operations in Edison's service territory for the years of 2004 and 2005. In March 2004, we signed a contract with SDG&E to handle appliance recycling operations in SDG&E's service territory for 2004. We are also aggressively pursuing new appliance recycling programs in other states.

        In the first quarter of 2002, we recycled appliances for Edison under an extension of Edison's 2001 Residential Appliance Recycling Program. In July 2002, we signed a contract in support of California's Statewide Residential Appliance Recycling Program for 2002 to be administered by Edison. This contract was effective April 1, 2002 and ended December 31, 2002. Recycling services for this statewide program included customers of Edison, PG&E and SDG&E. We were responsible for advertising in the PG&E and SDG&E service territories only; Edison was responsible for advertising in the Edison area.

        During the first eight months of 2002, we were handling recycling operations under the Appliance Early Retirement and Recycling Program with the California Public Utilities Commission (CPUC). This refrigerator/freezer/room air conditioner recycling program included San Diego and surrounding areas; a six-county region in California's Central Valley, including the cities of Fresno and Stockton; and the seven-county Bay area, including the city of San Francisco. The CPUC accounted for approximately 12% of our revenues in 2002.

        Byproduct revenues decreased to $790,000 in 2003 from $1,202,000 in 2002. The decrease was primarily due to a decrease in the volume and price of CFCs of approximately $360,000 and volume of scrap metal offset slightly by an increase in the price of scrap metal.

        Our total revenues for 2002 were $45,720,000 compared to $43,810,000 in 2001.

        Retail revenues increased to $29,893,000 in 2002 from $22,037,000 in 2001, an increase of 35.6%. Same-store sales for 2002 (a sales comparison of five stores open the full year in both 2002 and 2001) increased 12%. The increase in retail revenues was primarily due to an increase in sales of new in-the-box product of approximately $5,500,000 due to additional purchases of new product and an increase in special-buy sales of approximately $2,300,000 as a result of operating three additional stores during 2002 compared to the same period in the previous year.

        In October 2001, we entered into an agreement with Maytag Corporation for the acquisition of distressed appliances. Under the Maytag Agreement, there are no minimum purchase requirements. The Maytag Agreement may be terminated by either party upon 60 days' written notice or may be terminated immediately if a default is not cured within ten (10) days after notice of default. In addition, we have agreed to indemnify Maytag for all claims, losses, product liability and expenses with respect to Maytag appliances sold by us.

        In December 2001, we announced that we will be purchasing appliances from Frigidaire. There are no minimum purchase requirements.

        We operated nine retail stores at both the end of 2002 and 2001. During the first quarter of 2001, we opened a 24,000-square-foot store in the Minneapolis/Saint Paul market and a 42,000-square-foot store in the Dayton, Ohio, market. In the second quarter of 2001, we closed a smaller store and opened a 32,000-square-foot store in the Columbus, Ohio, market. In the fourth quarter of 2001, we opened a 49,000-square-foot store in the Minneapolis/Saint Paul market. In March 2002, we opened a 30,000-square-foot store in the Columbus, Ohio, market. In December 2002, we closed an underperforming store in the Dayton, Ohio, market.

        Recycling revenues decreased to $14,625,000 in 2002 from $20,506,000 in 2001. The decrease was primarily due to an overall decrease in total recycling volumes from all the various recycling contracts in California of approximately $6,000,000. Edison accounted for approximately 13% of our total revenues for 2002 and 29% for 2001. In the first quarter of 2002, we recycled appliances for Edison under an extension of Edison's 2001 Residential Appliance Recycling Program. In July 2002, we signed a contract in support of California's Statewide Residential Appliance Recycling Program for 2002 to be administered by Edison. This contract was effective April 1, 2002 and ended December 31, 2002. Recycling services for this statewide program included customers of Edison, PG&E and SDG&E. We were responsible for advertising in the PG&E and SDG&E service territories only; Edison was responsible for advertising in the Edison area.

        In June 2001, we signed a contract (the Appliance Early Retirement and Recycling Program) with the CPUC to operate a refrigerator/freezer/room air conditioner recycling program in San Diego and surrounding areas; a six-county region in California's Central Valley, including the cities of Fresno and Stockton; and the seven-county Bay Area, including the city of San Francisco. We started taking customer orders for the Appliance Early Retirement and Recycling Program in San Diego in June 2001. The CPUC budgeted $14 million to fund the recycling program. The budget allocation included $50 incentive payments to participants for refrigerators and freezers and $25 incentive payments for room air conditioners. The program was completed August 31, 2002. The CPUC accounted for approximately 12% of our total revenues in 2002 and 9% in 2001.

        Byproduct revenues decreased to $1,202,000 in 2002 from $1,267,000 in 2001. The decrease was primarily due to a decrease in the volume and price of CFCs of approximately $200,000 offset by an increase in scrap metal revenues of approximately $140,000.

Gross Profit

        Gross profit as a percentage of total revenues for the three and nine months ended October 2, 2004 increased to 31% and 29% from 29% and 27%, respectively, for the same periods in 2003. The increase was primarily due to improved efficiencies as a result of higher volumes within all the recycling contracts and an increase in gross margin in sales of special-buy appliances. Gross profit as a percentage of total revenues for future periods can be affected favorably or unfavorably by numerous factors, including the mix of retail products sold, the prices at which product is purchased from the four manufacturers, the volume of appliances recycled from our recycling contracts and the price and volume of byproduct revenues.

        Our overall gross profit decreased to 27.2% in 2003 from 34.5% in 2002. The decrease was primarily due to lower recycling revenues and volumes related to the recycling programs and a decrease in gross margin in sales of special-buy appliances.

        Our overall gross profit decreased to 34.5% in 2002 from 39.6% in 2001. The decrease was primarily due to lower recycling revenues and volumes related to the recycling programs, offset by slightly improved gross margins in sales of special-buy appliances.

Selling, General and Administrative

        Selling, general and administrative expenses for the three and nine months ended October 2, 2004 increased by $863,000 or 27% and $1,495,000 or 15%, respectively, from the same periods in 2003. Selling expenses for the three and nine months ended October 2, 2004 increased by $665,000 or 35% and $1,535,000 or 26% from the same periods in 2003. The increase in selling expenses was primarily due to the expense of operating one additional store overall during the first nine months of 2004, pre-opening expenses related to two of the three new stores opening in the fourth quarter of 2004 and an increase in advertising expense compared to the same period in the previous year. General and administrative expenses for the three and nine months ended October 2, 2004 increased by $198,000 or 15% and decreased by $40,000 or 1%, respectively, from the same periods in 2003. The increase for the three months ended October 2, 2004 was primarily due to an increase in administration costs as a result of an overall increase in recycling volumes. The decrease for the nine months ended October 2, 2004 was primarily due to cost control measures implemented during the first nine months of 2004 offset by an increase in administration costs as a result of an overall increase in recycling volumes.

        Selling, general and administrative expenses were 31.3% of total revenues in 2003 compared to 30.7% in 2002. Selling, general and administrative expenses decreased to $13,655,000 in 2003 from $14,032,000 in 2002, a 2.7% decrease. Selling expenses increased to $8,210,000 in 2003 from $8,007,000 in 2002, a 2.5% increase. The increase in selling expenses was primarily due to the expense of opening and operating two new stores during 2003, offset by closing one smaller store and one underperforming store in 2003 compared to 2002. General and administrative expenses decreased to $5,445,000 in 2003 from $6,025,000 in 2002, a 9.6% decrease. The decrease was primarily due to a decrease in administration costs as a result of an overall decrease in recycling volumes.

        Selling, general and administrative expenses were 30.7% of total revenues in 2002 compared to 28.7% in 2001. Selling, general and administrative expenses increased to $14,032,000 in 2002 from $12,580,000 in 2001, an 11.5% increase. Selling expenses increased to $8,007,000 in 2002 from $5,959,000 in 2001. The increase was primarily due to the expenses of opening an additional retail store during 2002 and operating three additional stores in 2002 compared to the previous year, which also increased advertising by $273,000 and commissions by $201,000. General and administrative expenses decreased to $6,025,000 in 2002 from $6,621,000 in 2001. The decrease was primarily due to a decrease in administrative costs as a result of an overall decrease in recycling volumes and a decrease in bad debt expense.

Interest Expense

        Interest expense was $187,000 for the three months and $558,000 for the nine months ended October 2, 2004 compared to $187,000 and $547,000 for the same periods in 2003.

        Interest expense decreased to $748,000 in 2003 from $1,236,000 in 2002. The decrease was due to a lower effective rate on outstanding debt in 2003 as compared to 2002 as a result of refinancing the debt in 2002 on the two company-owned buildings, offset by a minimum interest amount on the line of credit.

        Interest expense increased to $1,236,000 in 2002 from $1,074,000 in 2001. The increase was primarily due to a one-time write-off of deferred financing fees and debt discount related to a pay down of long-term debt and a higher effective interest rate as a result of a higher minimum interest amount on the line of credit, offset by a lower average borrowed amount.

Income Taxes and Net Operating Loss Carryforwards

        We recorded a provision for income taxes for the three months ended October 2, 2004 of $2,000 and a benefit for income taxes of $64,000 for the nine months ended October 2, 2004 compared to a provision of $17,000 for the three months ended September 27, 2003 and a benefit for income taxes of $640,000 for the nine months ended September 27, 2003. The benefit for income taxes for 2004 is due to an income tax refund received during the second quarter being greater than the estimated income tax receivable that had been recorded.

        We recorded a benefit for income taxes of $976,000 for 2003 compared to a provision for income taxes of $221,000 in 2002. The change was due to both a pretax loss versus pretax income and a slightly lower effective tax rate resulting from no benefit being attributable to 2003 state tax losses.

        We had net operating loss carryovers and credit carryforwards of approximately $7 million at October 2, 2004, which may be available to reduce taxable income and therefore income taxes payable in future years. However, future utilization of these loss and credit carryforwards is subject to certain significant limitations under provisions of the Internal Revenue Code including limitations subject to Section 382, which relate to a 50 percent change in control over a three-year period, and are further dependent upon we maintaining profitable operations. We believe that the issuance of Common Stock during 1999 resulted in an "ownership change" under Section 382. Accordingly, our ability to use net operating loss carryforwards generated prior to February 1999 is limited to approximately $56,000 per year or less than $1 million through 2018.

        We had net operating loss carryovers and credit carryforwards of approximately $7 million at January 3, 2004, which may be available to reduce taxable income and therefore income taxes payable in future years.

        At October 2, 2004, we had recorded cumulative valuation allowances of approximately $3,314,000 against our net deferred tax assets due to the uncertainty of their realization. The realization of deferred tax assets is dependent upon sufficient future taxable income during the periods when deductible temporary differences and carryforwards are expected to become available to reduce taxable income.

        As of our 2003 and 2002 year-ends, we had recorded cumulative valuation allowances of $3,072,000 and $2,998,000 against our net deferred tax assets due to the uncertainty of their realization. At January 3, 2004, the remaining valuation allowance was principally due to the Section 382 limitation of our net operating losses (NOLs) and tax credits.

Liquidity and Capital Resources

        At October 2, 2004, we had working capital of $2,882,000 compared to $3,446,000 at January 3, 2004. Cash and cash equivalents increased to $1,248,000 at October 2, 2004 from $1,196,000 at January 3, 2004. Net cash provided by operating activities was $182,000 for the nine months ended October 2, 2004 compared to net cash used in operating activities of $1,510,000 in the same period of 2003. The cash provided by operating activities was primarily due to a decrease in the net loss and other assets and an increase in accrued expenses offset by an increase in accounts receivable. The decrease in other assets was primarily due to an income tax refund received during the second quarter of 2004, the increase in accrued expenses was primarily due to an increase in personnel expenses, and the increase in accounts receivable was primarily due to increased billing for recycling contracts.

        At January 3, 2004, we had working capital of $3,446,000 compared to $5,003,000 at December 28, 2002. Cash and cash equivalents decreased to $1,196,000 at January 3, 2004 from $2,802,000 at December 28, 2002. Net cash used in operating activities was $2,391,000 in 2003 compared to net cash provided by operating activities of $3,307,000 in 2002. The cash used in operating activities was primarily due to the net loss plus an increase in receivables and inventories, offset by an increase in accounts payable. During 2003, inventories increased by $1,022,000 principally due to more and larger stores and increased retail sales and receivables increased $758,000 principally due to the timing of receivables related to recycling contracts.

        Our capital expenditures for the nine months ended October 2, 2004 and September 27, 2003 were approximately $381,000 and $407,000, respectively. The 2004 capital expenditures were primarily related to continued software development of our enterprise-wide software and leasehold improvements related to the opening of two retail stores. The 2003 capital expenditures were primarily related to continued software development and building improvements.

        Net cash used in investing activities was $558,000 in 2003 compared to $498,000 in 2002. The 2003 capital expenditures were primarily related to continued software development and building improvements. The cash used in investing activities in 2002 was primarily related to leasehold improvements for new stores, offset by the proceeds of disposal of certain equipment. We did not have any material purchase commitments for assets as of January 3, 2004.

        Net cash provided by financing activities was $251,000 for the nine months ended October 2, 2004 compared to $156,000 in the same period in 2003. The cash provided by financing was primarily due to borrowing under the line of credit offset by payments on long-term obligations during the nine months ended October 2, 2004.

        Net cash provided by financing activities was $1,343,000 in 2003 compared to net cash used in financing activities of $513,000 in 2002. The cash provided by financing activities was primarily due to increased borrowings under the line of credit in 2003.

        As of January 31, 2005, we had an $8.0 million line of credit with a lender. The interest rate on the line as of January 31, 2005 was 8.20%. The amount of borrowings available under the line of credit is based on a formula using receivables and inventories. The line of credit has a stated maturity date of December 31, 2007, if not renewed, and provides that the lender may demand payment in full of the entire outstanding balance of the loan at any time. The line of credit is secured by substantially all of our assets and requires minimum monthly interest payments of $37,500, regardless of the outstanding principal balance. The lender is also secured by an inventory repurchase agreement with Whirlpool Corporation for purchases from Whirlpool only. The line requires that we meet certain financial covenants, provides payment penalties for noncompliance and prepayment, limits the amount of other debt we can incur, limits the amount of spending on fixed assets and limits payments of dividends. At February 5, 2005, borrowings of $5,187,000 were outstanding under the line of credit and we had unused borrowing capacity of $6,000.

        A summary of our contractual cash obligations at October 2, 2004 is as follows:

	Payments due by period
Contractual Obligations	Total	2004 4th Qtr	2005	2006	2007	2008	2009 and Thereafter
	(in thousands)
Long-term debt, including interest	$8,252	$131	$519	$472	$460	$448	$6,222
Operating leases	$6,966	$594	$2,263	$1,594	$1,220	$903	$392
Total contractual cash obligations	$15,218	$725	$2,782	$2,066	$1,680	$1,351	$6,614

        As of that date, we also had a commercial commitment as described below:

Other Commercial Commitment	Total Amount Committed	Outstanding at 10/02/04	Date of Expiration
	(in thousands)
Line of credit	$10,000	$5,499	December 31, 2004

        A summary of our contractual cash obligations at January 3, 2004 is as follows:

	Payments due by period
Contractual Obligations	Total	2004	2005	2006	2007	2008	2009 and Thereafter
	(in thousands)
Long-term debt, including interest	$7,640	$506	$546	$454	$448	$448	$5,238
Operating leases	$6,086	$1,959	$1,812	$1,131	$742	$416	$26
Total contractual cash obligations	$13,726	$2,465	$2,358	$1,585	$1,190	$864	$5,264

        As of that date, we also had a commercial commitment as described below:

Other Commercial Commitment	Total Amount Committed	Outstanding at 01/03/04	Date of Expiration
	(in thousands)
Line of credit	$10,000	$5,089	August 30, 2004

        In September 2002, we refinanced our building in St. Louis Park, Minnesota, and used the proceeds to pay down long-term debt. The new long-term debt was for $3,470,000. The terms include a

20-year amortization, a 10-year balloon and a variable interest rate based on the 30-day LIBOR rate. The interest rate as of January 3, 2004 was 3.8214% and as of December 28, 2002 was 4.5191%.

        In December 2002, we refinanced our building in Compton, California. The proceeds were included in cash. The new long-term debt was for $2,000,000. The terms include a 20-year amortization, a 10-year balloon and an interest rate of 6.85%.

        We believe, based on the anticipated revenues from our recycling contracts, the anticipated sales per retail store and our anticipated gross profit, that our cash balance, anticipated funds generated from operations and our current line of credit will be sufficient to finance our operations and capital expenditures through December 2005. Our total capital requirements for the remainder of 2005 will depend upon, among other things as discussed in this prospectus, the recycling volumes generated from the recycling contracts in 2004 and 2005 and the number and size of retail stores operating during the fiscal year. Currently, we have four recycling centers and twelve retail stores in operation. If revenues are lower than anticipated or expenses are higher than anticipated, we may require additional capital to finance operations. Sources of additional financing, if needed in the future, may include further debt financing or the sale of equity (common or preferred stock) or other securities. There can be no assurance that such additional sources of financing will be available or available on terms satisfactory to us or permitted by our current lender.

Critical Accounting Policies

        Our significant accounting policies are summarized in the footnotes to the financial statements. Some of the most critical policies are also discussed below.

        Revenue recognition:    We recognize revenue from appliance sales in the period the appliances are purchased and paid for by the consumer. Revenue from appliance recycling is recognized when a unit is collected and processed. Byproduct revenue is recognized upon shipment.

        We defer revenue under certain appliance extended warranty arrangements it services and recognizes the revenue over the related terms of the warranty contracts. On extended warranty arrangements sold by us but serviced by others for a fixed portion of the warranty sales price, we recognize revenue for the net amount retained at the time of sale of the extended warranty to the consumer.

        Shipping and handling charges to customers are included in the revenues. Shipping and handling costs incurred by us are included in cost of revenues.

        Product warranty:    We provide a warranty for the replacement or repair of certain defective units. Our standard warranty policy requires us to repair or replace certain defective units at no cost to our customers. We estimate the costs that may be incurred under our warranty and record a liability reserve in the amount of such costs at the time product revenue is recognized. Factors that affect our warranty liability reserve for covered units include the number of units sold, historical and anticipated rates of warranty claims on these units, and the cost of these claims. We periodically assess the adequacy of our recorded warranty liability reserve and adjust the amounts as necessary. We believe the warranty liability of $47,000 as of October 2, 2004 is adequate.

        Trade receivables:    Trade receivables are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history and current economic conditions. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received. A trade receivable is considered to be past due if any portion of the receivable balance is outstanding for more than 90 days. The current reserve for doubtful accounts of $81,000 should be adequate for any exposure to loss in our October 2, 2004 accounts receivable.

        Inventories:    Inventories, consisting principally of appliances, are stated at the lower of cost, first-in, first-out (FIFO), or market. We provide estimated reserves for the realizability of our appliance inventories, including adjustments to market, based on various factors including the age of such inventory and management's assessment of the need for such allowances. Management looks at historical inventory agings and margin analysis in determining our reserve estimate. We believe the reserve of $327,000 as of October 2, 2004 is adequate. Because of a decrease in volume and a change in business, we no longer inventory unrefurbished units.

        Property and equipment:    Depreciation is computed using straight-line and accelerated methods over the following estimated useful lives:

Years
Buildings and improvements	18-30
Equipment	3-8

        We did not identify any items that were impaired as of January 3, 2004 or October 2, 2004.

        Income taxes:    Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Realization of deferred tax assets is dependent upon sufficient future taxable income during the periods when deductible temporary differences and carryforwards are expected to be available to reduce taxable income. The valuation allowance at January 3, 2004 principally relates to net operating loss and tax credit carryforwards whose use is limited under Section 382 of the Internal Revenue Code.

        Stock-based compensation:    We regularly grant options to our employees under various plans as described in Note 8 to the financial statements. As permitted under accounting principles generally accepted in the United States of America, these grants are accounted for following APB Opinion No. 25 and related interpretations. Accordingly, compensation cost would be recognized for those grants where the exercise price is less than the fair market value of the stock on the date of grant. There was no compensation expense recorded for employee grants for the fiscal years 2003, 2002 and 2001.

        We also grant options and warrants to nonemployees for goods and services and in conjunction with certain agreements. These grants are accounted for under FASB Statement No. 123, Accounting for Stock-Based Compensation, based on the grant date fair values.

Recently Issued Accounting Pronouncements

        In January 2003, the FASB issued FASB No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. This statement provided alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, this statement also amended the disclosure requirements of SFAS No. 123 to require more prominent and frequent disclosures in the financial statements about the effects of stock-based compensation. We began applying disclosure provisions of this statement in our December 28, 2002 consolidated financial statements. Because we continue to account for employee stock-based compensation under APB Opinion No. 25, SFAS No. 148 had no effect on our consolidated financial statements.

        In January 2003, the FASB issued Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing certain guarantees. It also elaborates on the disclosures in SFAS No. 5, Accounting for Contingencies, which are to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued, even when the likelihood of making any payments under the guarantees is remote. The January 3, 2004, consolidated financial statements have incorporated the enhanced disclosure requirements of FIN 45, as presented in Note 1 to the financial statements under the caption "Product warranty."

        In January 2003, the FASB issued Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities. This interpretation establishes standards for identifying a variable interest entity and for determining under what circumstances a variable interest entity should be consolidated with its primary beneficiary. Until now, a company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN 46 changes that by requiring a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns or both. FIN 46 applies to our consolidated financial statements for the year ended January 3, 2004. The adoption of this pronouncement did not have a significant effect on our consolidated financial statements.

        The FASB has issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 requires that certain freestanding financial instruments be reported as liabilities in the balance sheet. Depending on the type of financial instrument, it will be accounted for at either fair value or the present value of future cash flows determined at each balance sheet date with the change in that value reported as interest expense in the statement of operations. Prior to the application of SFAS No. 150, either those financial instruments were not required to be recognized, or if recognized, were reported in the balance sheet as equity and changes in the value of those instruments were normally not recognized in net income. We adopted SFAS No. 150 for the year ended January 3, 2004 and it had no effect on reported results for that year. We do not expect the application of SFAS No. 150 to have a material effect on our future consolidated financial statements.

        In December 2004, the FASB reissued Statement of Financial Accounting Standards (SFAS) No. 123 as SFAS No. 123R, Share-Based Payment. Under SFAS No. 123R, companies will be required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognize the cost over the period during which an employee is required to render services in exchange for the award. Additionally, SFAS No. 123R will require entities to record compensation expense for employee stock purchase plans that may not have previously been considered compensatory under the existing rules. SFAS No. 123R will be required to be adopted by the Company during the third quarter of 2005. The Company will continue to apply the accounting provisions of Accounting Principle Board Opinion No. 25, Accounting for Stock Issued to Employees, in accounting for stock-based compensation plans until the effective date of SFAS No. 123R. Although the Company has not yet determined the impact that adopting SFAS No. 123R will have on its results of operations, the proforma net income effect of using the fair-value method for the past two years is presented in Note 1 to the financial statements.

        In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4. The amendments made by the SFAS No. 151 require that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) be recognized as current-period charges and the at the allocation of fixed production overheads to inventory costs incurred during fiscal years beginning after June 15, 2005. The Company is currently evaluating the impact that adoption of SFAS No. 151 will have on its financial position and results of operations.

Market Risk and Impact of Inflation

        We do not believe there is any significant risk related to interest rate fluctuations on the long-term fixed rate debt. However, there are interest rate risks on the line of credit, since the interest rate floats with prime, and on approximately $3,300,000 in long-term debt entered into in September 2002, since the interest rate is based on the 30-day LIBOR rate. Also, we believe that inflation has not had a material impact on the results of operations for each of the fiscal years in the three-year period ended January 1, 2005. However, there can be no assurance that future inflation will not have an adverse impact on our operating results and financial conditions.

BUSINESS

General

        We are a leading retailer and recycler of major appliances. We generate revenues from:

  •
  retail sales of appliances at our ApplianceSmart factory outlets;

  •
  fees charged for collecting and recycling appliances for utilities and other companies; and

  •
  selling materials from the appliances that we collect and recycle, including appliances from our ApplianceSmart factory outlets.

Industry Background

        In the United States, more than 500 million major household appliances are currently in use. These appliances include:

Refrigerators	Washers
Freezers	Dryers
Ranges	Water heaters
Ovens	Air conditioners
Dishwashers	Dehumidifiers
Microwaves	Humidifiers

        The Steel Recycling Institute estimates that people in the United States discarded 39 million major appliances in 2001. Disposing of these unwanted appliances can create several problems.

  •
  First, many areas have decreasing landfill capacity and bulky appliances take up valuable space.

  •
  Second, many appliances contain materials that are harmful to the environment. To prevent air, water and ground pollution, these appliances must be processed to remove the hazardous materials before the remainder of the appliance can be disposed of.

  •
  Third, alternatives to landfills that will accept appliances for disposal, such as incinerators, may not have the capability to process the appliances to remove the hazardous substances.

        Most state and local governments have enacted laws affecting how their residents dispose of unwanted appliances. For example, some areas restrict landfills from accepting appliances, some require processing to remove environmentally harmful materials before the appliance is disposed of, and some require advance disposal fees when a consumer purchases a new appliance. As a result, old appliances often cannot be discarded through ordinary solid waste systems.

        Many types of major appliances contain components with substances that damage the environment. These harmful materials include PCBs, mercury and CFCs.

  •
  PCBs (polychlorinated biphenyls) are suspected of causing cancer. Although the EPA banned the production of PCBs in 1979, it allowed manufacturers to use their remaining inventories of PCB-containing components. Consequently, some old refrigerators, freezers and air conditioners that are still in use have capacitors that contain PCBs. If PCBs are released from the capacitors, groundwater contamination can occur.

  •
  Mercury is toxic to humans and can enter the body when a person inhales it, absorbs it through the skin or ingests it. At high temperatures, mercury vaporizes to form extremely poisonous fumes. Freezers and washing machines may have mercury-containing switches in their lids.

  •
  CFCs (chlorofluorocarbons) cause long-term damage to the earth's ozone layer and may contribute to global warming when released into the atmosphere. The federal government requires the recovery of CFC refrigerants upon appliance disposal. Old refrigerators and freezers commonly contain CFCs.

        Appliances may also contain other materials, such as oil, ammonia and sulfur dioxide, that are harmful to the environment.

        In addition to these solid waste management and environmental issues, energy conservation is another motivating factor in appliance disposal. Many electric utility companies sponsor programs to encourage their residential customers to retire energy-inefficient appliances.

        Refrigerators manufactured in the 1960s and early 1970s use up to 1,750 kilowatt-hours of electricity each year. National standards beginning in 1987 require that new refrigerators consume less than half that amount. Utility companies often provide assistance and incentives for consumers to replace their old, inefficient appliances with newer, more efficient models.

        Electric utilities also promote the removal of surplus appliances to customers who operate more than one refrigerator, freezer or room air conditioner. Additional appliances contribute significantly to residential energy use and peak demand.

        The Federal Energy Policy Act of 1992 gave each state the option to deregulate its electric utility industry. Because electric utilities were uncertain about the effect that potential deregulation would have on their business, many scaled back their energy conservation efforts in the mid-1990s. We believe that energy-efficiency programs will remain a long-term component of the electric utility industry, and we have seen a resurgence of interest in utility-sponsored appliance recycling programs in the past few years.

Company Background

        We started our business in 1976 as a used-appliance retailer. We had contracts with national and regional companies that sold new appliances, such as Sears and Montgomery Ward. When their stores sold a new appliance in the Minneapolis/St. Paul, Miami or Atlanta market, we collected the old appliance from the customer's residence. In most cases, our technicians reconditioned the appliance, which we then sold at our own stores. We sold the appliances that were not suitable for sale to scrap metal processors.

        In the late 1980s, stricter environmental regulations began to affect the disposal of unwanted appliances. When we were no longer able to take appliances with hazardous components to the metal processor, we began to develop systems to process the appliances to remove the harmful materials. This allowed us to take the remainder of the appliance to the metal processor for recycling.

        We offered our services for disposing of appliances in an environmentally sound manner to appliance manufacturers and retailers, waste hauling companies, rental property managers, local governments and the public.

Appliance Recycling for Utilities

        In 1989, we added a new customer group when we opened an appliance processing and recycling center in Milwaukee, Wisconsin, to serve a major utility. The concept of appliance recycling as an energy-efficiency measure was successful, and we began to focus our resources on expanding our business with electric utilities. From 1989 to 1994 we opened nine centers that served primarily seventeen utility companies.

        The potential of industry deregulation negatively affected our business with electric utilities in the mid to late 1990s. Utilities decreased their participation in energy-efficiency programs such as the one we offered because of uncertainties about how potential deregulation would affect them.

        When California faced an energy crisis in the late 1990s, the California Public Utilities Commission (CPUC) directed one of our customers, Southern California Edison Company (Edison), to implement a statewide appliance recycling program (Summer Initiative). The Summer Initiative, which began in September 2000, was available to utility customers in the service areas of Pacific Gas & Electric (PG&E), primarily the San Francisco Bay area, and San Diego Gas & Electric (SDG&E). We developed and managed the program advertising, scheduled collection appointments when their customers called, picked up the appliances, and processed and recycled the units. By the third quarter of 2001 when the Summer Initiative ended, we had recycled approximately 36,000 units for the program.

        In June 2001, we began providing services for the Appliance Early Retirement and Recycling Program in California. Utility customers in the San Diego area; a six-county region in California's Central Valley, including the cities of Fresno and Stockton; and the seven-county Bay Area, including San Francisco, were eligible to participate. The program, which ended in August 2002, included refrigerators, freezers and room air conditioners. We were responsible for advertising the program.

        During fiscal year 2003, Edison was our only major electric utility customer. They accounted for approximately 9% of our total revenues or $3.8 million. In September 2003, we signed a contract with Edison to support the 2003 Statewide Residential Appliance Recycling Program in the service territories of Edison and SDG&E. We had been working under an extension of the 2002 contract since January. The 2003 program ran through December 31, 2003.

        In January 2004, we signed a contract with Edison to handle appliance recycling operations in their service territory for 2004 and 2005. In March 2004, we signed a contract with SDG&E to provide service in their territory for 2004. Edison and SDG&E are each responsible for advertising in their respective territories.

        Several other electric utilities awarded us contracts in 2004:

  •
  We were selected to handle a joint appliance recycling program in Connecticut sponsored by The United Illuminating Company and The Connecticut Light & Power Company. The program began in April 2004 and has been extended through 2005. Both of these utilities are responsible for advertising their programs.

  •
  In December 2004, we reached an agreement with Wisconsin Public Power (WPPI) to provide appliance recycling services during 2005. WPPI is a statewide power company owned by 37 municipalities that operate electric utilities. They supply power to 145,000 homes and businesses throughout Wisconsin. WPPI is responsible for advertising this program.

  •
  Also in December 2004, we entered into an agreement with Austin Energy in Texas to manage appliance recycling operations in their service territory during 2005. The City of Austin has granted Austin Energy the option to extend the program annually through 2008. Austin Energy is the nation's tenth largest community-owned electric utility. They serve 360,000 customers within the City of Austin and surrounding counties. To support this program, we opened an appliance recycling facility in Austin. Austin Energy is responsible for advertising this program.

        We are seeing renewed interest from utilities in appliance recycling energy-efficiency programs. We will continue to aggressively pursue that segment of customers in 2005. However, we still have a limited ability to project revenues from utility programs in 2005.

Retail Sales; Reverse Logistics Programs

        When electric utilities began to scale back or discontinue their programs with us in the mid-1990s, we increased our marketing to appliance manufacturers and retailers, waste haulers and property management companies. We also focused on strengthening our sales of used appliances. In 1995, we began operating our own chain of stores, Encore Recycled Appliances®. We changed the name of our retail stores to ApplianceSmart® in 1998.

        One of the markets we have developed is in providing reverse logistics services for appliance manufacturers and retailers. Reverse logistics involves managing product that falls outside a company's normal channels of distribution.

        In the appliance industry, these "special buy" appliances, units that require a different method of management, include:

  •
  Closeouts

  •
  Floor samples

  •
  Returned or exchanged items

  •
  Factory overruns

  •
  Scratch and dent

  •
  Open carton

        For example:

  •
  A manufacturer redesigns a current model to include a few updated features and then assigns a new model number. Because the manufacturer ships only the latest models to retailers, a large quantity of the older model remains in the manufacturer's inventory.

  •
  A retailer has an appliance that is on display as showroom sample. When this display model is no longer needed, the retailer doesn't have an efficient means to dispose of the unit. Because it can't be sold as new in-the-carton product, the item requires special pricing and handling. The appliance may even need to be repaired or disposed of.

        For many years, manufacturers relied on small appliance dealers to buy this product to sell in their stores. However, today these small retailers are struggling to compete with large appliance chains (the top 10 retailers control 80 percent of the appliance sales market). As a result, manufacturers are seeing their traditional outlet for these distressed appliances shrink.

        However, because these special-buy appliances have value, manufacturers and retailers need an efficient system to manage these appliances to recover their worth.

        In the late 1990s, we began to design reverse logistics programs for major appliance manufacturers. In 1997, we began providing reverse logistics services for Whirlpool Corporation, the nation's largest manufacturer of major household appliances. That pilot program led to a 1998 contract that allowed us to purchase special-buy appliances from Whirlpool's distribution centers in the Midwest and some western states.

        We began selling these special-buy appliances at our network of ApplianceSmart factory outlets. With an increased supply of product, we started to focus on opening larger stores to offer consumers a wider product selection. We also began to close our smaller stores and decided not to expand our used appliance business.

        In late 1998, we scaled back our agreement with Whirlpool. We reduced our purchases to be in line with our financial resources and began to purchase inventory mainly from Whirlpool's Ohio distribution center.

        Key components of our current agreement with Whirlpool, which became effective in 2004, include:

  •
  There are no guarantees for the number or type of appliances that we will be able to purchase;

  •
  The agreement may be terminated by either party with thirty days' prior written notice; and

  •
  We have agreed to indemnify Whirlpool for certain claims, allegations or losses concerning the Whirlpool appliances we sell.

        In October 2001, we entered into an agreement with Maytag Corporation to purchase special-buy appliances. Under the Maytag agreement:

  •
  We have no minimum purchase requirements;

  •
  The agreement may be terminated by either party with 60 days' written notice;

  •
  The agreement may be terminated immediately if a default is not cured within ten (10) days after notification of the default; and

  •
  We have agreed to indemnify Maytag for all claims, losses, liability and expenses with respect to Maytag appliances we sell.

        In December 2001, we began carrying a full line of Frigidaire appliances at all ApplianceSmart factory outlets.

        In January 2003, we entered into a contract with GE Consumer Products to purchase and sell special-buy GE appliances.

        Although there are no guarantees on the number of units that any of the manufacturers will sell us, we believe that purchases from these four manufacturers will provide an adequate supply of high-quality appliances for our ApplianceSmart outlets.

        During the second quarter of 2003, we became a majority (60%) owner in North America Appliance Company LLC (NAACO). NAACO began operations in June 2003 as a retailer of special-buy appliances in McAllen, Texas.

Growth Strategy

        Larger factory outlet facilities offer consumers a wider selection of appliances than smaller stores and are more efficient for us to operate. For these reasons, we intend to continue to focus our retail sales operations on these larger facilities. We also expect to open new stores principally in markets in which we currently have operations, for additional operational and marketing efficiencies of scale. We presently plan to open up to three additional stores in 2005 and four in 2006.

        We are also actively pursuing opportunities to support energy-efficiency programs run by electric utility companies. We have seen a renewed interest from these companies in these programs. During 2004 we secured several contracts with utility companies to provide appliance recycling services for their customers.

Customers and Source of Supply

        We offer reverse logistics services to manufacturers and retailers that need an efficient way to manage appliances that fall outside normal distribution and sales channels. We also provide services for electric utility companies that offer their customers appliance recycling programs as an energy conservation measure.

        Over the years, we have also recycled appliances for waste haulers, vending machine companies and residential property managers.

        Retailers of New Appliances:    We began our business by offering services to Sears, Montgomery Ward and other retailers of new appliances. When a consumer purchased a new appliance, we collected the replaced appliance from the customer's home or the retailer's facility. These appliances were our source of supply for our used appliance business. Because we no longer sell used appliances, we are phasing out this branch of our operations.

        However, we continue to work with new-appliance retailers to manage units that customers have returned and other appliances that the retailer cannot sell as new in-the-carton product.

        Appliance Manufacturers:    We now work with appliance manufacturers, including Whirlpool, Maytag, Frigidaire and GE, to acquire the product we sell at our ApplianceSmart retail stores. We purchase special-buy appliances, such as discontinued models and factory-overruns, and sell the product at a significant discount to full retail prices.

        Although we believe that our current sources for appliances are adequate to supply our retail stores and allow us to grow our sales, we face the risk that one or more of these sources could be lost.

        Other Customers:    We have provided collection and recycling services for waste haulers, vending machine companies, property managers and the general public for specified fees. However, we are phasing out this aspect of our business to focus on reverse logistics, energy conservation programs and retail sales.

        Electric Utility Companies:    We contract with utility companies to provide a full range of appliance recycling services to support their energy conservation programs. The contracts usually have terms of one to four years, with provisions for renewal at the option of the utility. Under some contracts, we manage all aspects of the utility's appliance recycling program. Under other contracts, we provide only specified services, such as collection and recycling.

        Our pricing is on a per-appliance basis and depends upon several factors, including:

  •
  the total number of appliances processed;

  •
  the length of the contract term; and

  •
  the specific services the utility selects us to provide.

        Our contracts with electric utility customers prohibit us from repairing and selling appliances we receive through their programs. Because the intent of the program is to conserve electricity, we need to assure that those appliances do not return to use.

        Currently, we have contracts with the following utilities to handle recycling operations in their service territories for 2005:

  •
  Southern California Edison

  •
  San Diego Gas & Electric

  •
  United Illuminating

  •
  Connecticut Light & Power

  •
  Austin Energy

  •
  Wisconsin Public Power

  •
  Several small municipal utilities

Company Operations

        We provide a full range of reverse logistics, energy-efficiency and appliance recycling services. We acquire major appliances primarily from appliance manufacturers, retailers, and electric utility companies.

        Many of the appliances that we receive from manufacturers are still in the factory carton and are ready to sell. Other appliances may need repair or cosmetic work before we send them to our ApplianceSmart retail outlets. Every appliance we sell is under warranty and carries a 100 percent money-back guarantee. We also offer extended warranties, delivery, factory-trained technician service and recycling of the customer's old appliance.

        Some of the appliances we receive must be recycled. These include appliances from manufacturers that do not meet our quality standards for sale at ApplianceSmart, and appliances collected through utility customers' energy conservation programs. We process and recycle these units using environmentally sound systems and techniques.

        Our company-trained technicians first inspect and categorize each appliance to identify the types of hazardous materials it contains. We then process the appliances to remove and manage the environmentally hazardous substances according to all federal, state and local regulations. We deliver the processed appliances to local scrap processing facilities, where they shred and recycle the metals.

        Although the potential of industry deregulation negatively affected our business with electric utilities in the mid to late 1990s, we are seeing renewed interest in appliance recycling energy-efficiency programs. We received 4 new contracts with utilities in 2004 and enter 2005 serving 6 programs. We are aggressively pursuing utility customers, but still have a limited ability to project revenues from utility programs in 2005.

        Since 2003, we have focused on a carefully managed growth plan to strengthen our retail operations. We will continue to open showroom outlet stores in heavily trafficked, conveniently located retail malls. In addition, we will continue to seek additional sources of product for our retail stores. We believe that the growth of our retail business in the near future will likely occur through opening new ApplianceSmart outlets in our existing markets.

Sales and Marketing

        We use a variety of methods to promote awareness of our products and services. We believe that we are recognized as a leader in appliance retailing through reverse logistics and also in the recycling industry.

        Our ApplianceSmart outlet store concept includes establishing large factory showrooms in metropolitan locations. We aim to offer consumers a selection of hundreds, even thousands, of appliances at each of our stores. Our visual branding consists of ample display of manufacturers' signage, along with custom-designed ApplianceSmart materials in red, white and blue. In every market, we advertise our stores through print media, including newspapers and yellow pages ads. In addition, in some markets we rely heavily upon television and radio spots. Through www.ApplianceSmart.com, consumers can also learn more about us on the Internet.

Facilities

        Our executive offices are located in Minneapolis, Minnesota, in a Company-owned facility that includes approximately 11 acres of land. The building contains approximately 122,000 square feet, including 27,000 square feet of office space, 71,000 square feet of operations and processing space, and 24,000 square feet of retail space as identified below (under "Minneapolis, MN, 1998"). We also own and use a building in Compton, California with 6,000 square feet of office space, 30,000 square feet of warehouse and processing space, and 10,000 square feet of retail space as identified below (under "Los Angeles, CA").

        We currently operate twelve retail stores in the following locations:

Market	Date	Size (Sq. Ft.)
Minneapolis, MN	1998 Jan. 2001 Oct. 2001 Feb. 2003 Jan. 2005	24,000 24,000 49,000 33,000 59,000
Los Angeles, CA	1998	10,000
Columbus, OH	1997 May 2001 Mar. 2002	20,000 32,000 30,000
Atlanta, GA	Dec. 2003 Nov. 2004	30,000 88,000	*
San Antonio, TX	Oct. 2004	36,000

*
Also houses production, distribution/warehouse and recycling operations

        We own the facilities in which the two stores which opened in 1998 (Minneapolis, MN and Los Angeles, CA) are located. We also operate processing and recycling centers in these two facilities. All of our other retail stores are located in leased facilities; we generally attempt to negotiate lease terms of two to five years for our retail stores.

        We operate four processing and recycling centers. Two are located in the facilities that we own in Minneapolis, MN and Los Angeles, CA. The other two are in leased facilities in Waterbury, CT and Austin, TX. Our recycling centers typically range in size from 25,000 to 40,000 square feet.

        All of the facilities that we own currently secure loans that we have outstanding.

Seasonality

        Utility companies that sponsor appliance recycling programs generally reduce their promotional efforts during the first and fourth calendar quarters. However, in general, we do not experience seasonal fluctuations in our operating results.

Competition

        Our retail competition comes mainly from new-appliance and other special-buy retailers. Each ApplianceSmart outlet competes with local and national chains of new-appliance dealers. Many of these retailers have been in business longer than we have and may have significantly greater assets. We also compete with numerous independently owned retailers of new and special-buy appliances.

        Many factors, including existing and proposed governmental regulation, affect competition in the appliance recycling industry. We generally compete for contracts with two or three companies based in the program's service territory. Often, these companies are not able to offer the full range of services that we provide.

        We expect our primary competition for appliance recycling contracts with existing or new customers to come from a variety of sources, including:

  •
  Entrepreneurs entering the appliance recycling business

  •
  Energy management consultants

  •
  Existing recycling companies

  •
  Major waste hauling companies

  •
  Scrap metal processors

        In addition, utility companies and other customers may operate appliance recycling programs internally rather than contracting with outside vendors. We have no assurance that we will be able to compete profitably in any of our chosen markets.

Government Regulation

        Federal, state and local governments regulate appliance collection, recycling and sales activities. While some requirements apply nationwide, others vary by market.

        The many laws and regulations that affect appliance recycling include landfill disposal restrictions, hazardous waste management requirements and air quality standards. Each of our recycling facilities maintains the appropriate registrations, permits and licenses for their location.

        The 1990 Amendments to the Clean Air Act prohibit the venting of CFC and CFC-substitute refrigerants while servicing or disposing of appliances. At all our recycling centers, we use our own company-designed equipment to recover these refrigerants before recycling the units.

        We register our recycling centers as hazardous waste generators with the EPA. We also obtain all appropriate regional and local licenses for managing hazardous wastes. Licensed hazardous waste companies transport and recycle or dispose of the hazardous materials we generate.

        Our retail stores obtain all required business licenses, sales tax licenses and any other licenses for the locations that we are in. All of our vehicles used for delivery of appliances from our retail stores and used for collection of appliances per a contract or agreement comply with all the local DOT licensing requirements.

        In 1992, Congress adopted the Energy Policy Act of 1992 to encourage energy efficiency. This act establishes, among other things:

  •
  Mandatory energy performance standards for new major household appliances

  •
  The option for individual states to deregulate their energy providers, including electric utilities

        We are unsure of the ultimate impact of potential deregulation on the electric utility industry. Consequently, we are unable to assure you that all our current operations could continue in a deregulated environment.

        Although we believe that further governmental regulation of the appliance recycling industry could have a positive effect on us, we cannot foretell the direction of future legislation. Under some circumstances, for example, further regulation could materially increase our operational costs. In addition, under some circumstances we may subject to contingent liabilities because we handle hazardous materials.

Employees

        At February 1, 2005, we had 291 full-time employees. The following is a breakdown of the approximate distribution of our employees:

  •
  46% of our employees provide appliance collection, transportation and processing services at our recycling centers;

  •
  36% work in retail sales; and

  •
  18% are in administration and management.

        Our employees have never caused our operations to be disrupted by a work stoppage, and we believe that our employee relations are good.

Legal Proceedings

        In December 2004, we filed suit in the U.S. District Court for the Central District of California alleging that JACO Environmental, Inc. and a former consultant of the Company fraudulently obtained a patent (U.S. Patent No. 6,732,416) in May 2004 covering appliance recycling methods and systems originally developed by us beginning in 1987 and used in serving more than 40 electric utility appliance recycling programs since that time. We are seeking a declaratory judgment that the JACO patent is invalid and unenforceable, since it is almost entirely based on methods and processes developed and used by us. We are also asking the court for unspecified damages related to charges that JACO, in using a fraudulently based patent, has engaged in unfair competition under federal and California statutes, false and misleading advertising under California statutes, and interference with our prospective customer relationships. The defendants have answered our complaint denying liability. We expect recycling operations to continue without interruption during the period of litigation, but if the court were to issue rulings in favor of the defendants, this could change. Moreover, failure to win this lawsuit could have a long-term material adverse effect on our recycling operations. In addition, we may incur substantial costs in pursuing this litigation, which could have an adverse effect on our results of operations.

Fire Loss; Insurance Claim

        During the second quarter of 2003, we became a majority (60%) owner in North America Appliance Company LLC (NAACO). NAACO commenced operations in June 2003 as a retailer of special-buy appliances in McAllen, Texas. In April 2004, a fire destroyed the building in which NAACO had recently leased space. NAACO and we have determined the losses and have submitted to the insurance company approximately $170,000 of claims for items and inventory destroyed in the fire and for business interruption income. During the third quarter ended October 2, 2004, we recognized income of approximately $70,000 from the insurance claim. This income amount is comprised of previously expensed point-of-sale items destroyed in the fire and other related expenses of which $35,000 is included in operating income and the remaining $35,000 is included in other income as it relates to items expensed in the prior year. The remainder of the insurance claim is for the net book value of inventory and fixed assets destroyed in the fire. Currently, NAACO has found another location in the same area and is continuing to sell special-buy appliances. Because NAACO has a net shareholders' deficit, no minority interest has been recognized on our consolidated balance sheet and 100% of NAACO's operations are included in our results of operations.

SELLING SECURITIES HOLDERS

        The shares of common stock covered by this prospectus are 1,682,000 shares of our common stock that we previously issued to the selling shareholders in private transactions. The 1,682,000 shares covered by this prospectus represent approximately 40.7% of our outstanding shares of common stock as of January 31, 2005.

        The following table sets forth the aggregate number of shares of common stock beneficially owned by the selling shareholders as of January 31, 2005, as adjusted to reflect the sale of the common stock under this prospectus, and the percentage of all shares of common stock held by such selling shareholders prior to and after giving effect to the sale of such shares based on 4,137,277 shares of common stock outstanding as of January 31, 2005. Except as described in this prospectus, the selling shareholders have not held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years. We considered the following factors and made the following assumptions regarding the table:

  •
  beneficial ownership is determined under Section 13(d) of the Securities Exchange Act of 1934 (Exchange Act) and generally includes voting or investment power with respect to securities and includes any securities that grant the selling shareholder the right to acquire common stock within 60 days of January 31, 2005; and

  •
  the selling shareholders may sell all of the securities offered by this prospectus under certain circumstances.

        Notwithstanding these assumptions, the selling shareholders may sell less than all of the shares listed on the table. In addition, the shares listed below may be sold pursuant to this prospectus or in privately negotiated transactions. Accordingly, we cannot estimate the number of shares of common stock that the selling shareholders will sell under this prospectus.

        Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment control with respect to all shares of our common stock shown as beneficially owned by them.

	Shares of Common Stock Beneficially Owned Prior to Offering		Number of Shares of Common Stock Being Offered	Shares of Common Stock To be Beneficially Owned After Offering
Name of Selling Shareholder(1)
	Number	Percentage	Number	Number	Percentage
Daniel B. and Linda O. Ahlberg JTWROS	15,000	**	15,000	—	—
Larry P. Arnold, US Bank as Rollover IRA Custodian	100,000	2.4%	100,000	—	—
BC Capital Investors, LLC	50,000	1.2%	50,000	—	—
Walter William Bednarczyk Rev. Living Trust 02/26/88	270,000	6.5%	270,000	—	—
Elizabeth Maze Bishop	50,000	1.2%	50,000	—	—
Marlin Wandell Broberg	25,000	**	25,000	—	—
Devron H. Char	10,000	**	10,000	—	—
Ellis Family Limited Partnership	20,000	**	20,000	—	—
Dennis D. Gonyea	15,000	**	15,000	—	—
Industricorp & Co., Inc. FBO Twin City Carpenters Pension Plan	140,000	3.4%	40,000	100,000	2.4%
Itasca Capital Partners LLC	25,000	**	25,000	—	—
Piper Jaffray as Custodian FBO Dan Lastavich IRA	15,000	**	15,000	—	—
MB Partnership	10,000	**	10,000	—	—
Medallion Capital	632,000	15.3%	532,000	100,000	2.4%

Piper Jaffray as Custodian FBO David H. Potter IRA	15,000	**	15,000	—	—
John F. Rooney	10,000	**	10,000	—	—
Dennis L. Semneseth	75,000	**	75,000	—	—
Triangle Recreation	15,000	**	5,000	10,000	**
Turn of the Tide	367,000	8.9%	300,000	67,000	1.6%
Vinco, Inc.	75,000	1.8%	75,000	—	—
Richard Zentgraf and Colleen Kotrba, JT TEN	25,000	**	25,000	—	—

**
Less than one percent.

(1)
The term "selling shareholder" includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from the selling shareholders as a gift, pledge, partnership distribution or other non-sale related transfer. Based on the information we have received from each known holder of the securities, no selling shareholder is an affiliate of any registered broker-dealer.

DESCRIPTION OF CAPITAL STOCK

        We are authorized by our articles of incorporation to issue an aggregate of 12,000,000 shares of capital stock, of which 10,000,000 shares are common stock, without par value and 2,000,000 shares are preferred stock, without par value. A description of the material terms and provisions of our articles of incorporation and bylaws affecting the rights of the common stock is set forth below.

Common Stock

        We are registering shares of our common stock hereunder. Our common stock is listed on the OTC Bulletin Board under the trading symbol "ARCI."

        As of January 31, 2005, there were 4,137,277 shares of our common stock outstanding and approximately 875 beneficial holders of our common stock. All outstanding shares of our common stock are legally issued, fully paid and nonassessable. Holders of our common stock are entitled to one vote per share in the election of directors and on all other matters on which shareholders are entitled or permitted to vote. Holders of common stock are not entitled to cumulative voting rights. Therefore, holders of a majority of the shares voting for the election of directors can elect all of our directors. The holders of our common stock are entitled to dividends in amounts and at times as may be declared by our board of directors out of funds legally available, subject to the preferential rights of the holders of any shares of our preferred stock. Upon our liquidation or dissolution, holders of common stock are entitled to share ratably in all net assets available for distribution to shareholders after payment of any liquidation preferences to holders of preferred stock that we may issue in the future. Holders of our common stock have no redemption, conversion or preemptive rights.

Preferred Stock

        As of January 31, 2005, there were no shares of our preferred stock outstanding and we had no plans to authorize or issue any of our preferred stock. Our articles of incorporation permit us to issue up to 2,000,000 shares of preferred stock without shareholder approval, from time to time, in one or more series and with such designation and preferences for each series as are stated in the resolutions providing for the designation and issue of each such series adopted by our board of directors. Our articles of incorporation authorize our board of directors to determine the voting, dividend, redemption and liquidation preferences and limitations pertaining to such series. The board of directors, without shareholder approval, may issue preferred stock with voting rights and other rights that could adversely affect the voting power of the holders of our common stock and could have certain anti-takeover effects. The ability of the board of directors to issue preferred stock without shareholder approval could have the effect of delaying, deferring or preventing a change in control of our company or the removal of existing management.

Outstanding Stock Options and Warrants

        We have reserved an aggregate of 600,000 shares of common stock for issuance under our 1997 Stock Option Plan (the "1997 Plan"). At January 31, 2005, options for 343,000 shares were outstanding under the 1997 Plan, 18,000 shares had been issued pursuant to the exercise of stock options, and 257,000 shares were available for future grants under the 1997 Plan. In addition, at that date stock options for an aggregate of 7,500 shares were outstanding under our restated 1989 Stock Option Plan. No further shares may be granted under the 1989 Plan. We also have warrants outstanding for the purchase of an aggregate of 5,000 shares of common stock, which we granted in connection with prior business consulting services.

Transfer Agent and Registrar

        Wells Fargo Bank, N.A., South St. Paul, Minnesota, is the transfer agent and registrar for our common stock.

Minnesota State Law Provisions with Potential Anti-Takeover Effect

        Certain provisions of Minnesota law described below could have an anti-takeover effect. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage an unsolicited takeover if our board of directors determines that such a takeover is not in our best interests or the best interests of our shareholders. However, these provisions could have the effect of discouraging certain attempts to acquire us that could deprive our shareholders of opportunities to sell their shares of our stock at higher values.

        Section 302A.671 of the Minnesota Statutes applies, with certain exceptions, to any acquisitions of our stock (from a person other than us, and other than in connection with certain mergers and exchanges to which we are a party) resulting in the beneficial ownership of 20% or more of the voting stock then outstanding. Section 302A.671 requires approval of any such acquisition by a majority vote of our shareholders prior to its consummation. In general, shares acquired in the absence of such approval are denied voting rights and are redeemable by us at their then-fair market value within 30 days after the acquiring person has failed to give a timely information statement to us or the date the shareholders voted not to grant voting rights to the acquiring person's shares.

        Section 302A.673 of the Minnesota Statutes generally prohibits any business combination by us, or any of our subsidiaries, with an interested shareholder, which means any shareholder that purchases 10% or more of our voting shares within four years following such interested shareholder's share acquisition date, unless the business combination is approved by a committee of all of the disinterested members of our board of directors before the interested shareholder's share acquisition date.

Indemnification of Certain Persons

        Minnesota law and our bylaws provide that we will, under certain circumstances and subject to certain limitations, indemnify any person made or threatened to be made a party to a proceeding by reason of that person's former or present official capacity with us against judgments, penalties, fines, settlements and reasonable expenses. Any such person is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses in advance of the final disposition of the proceeding. In addition, the Company maintains directors' and officers' liability insurance in the amount of $3.0 million per occurrence.

Limitations of Director Liability

        Our articles of incorporation limit personal liability for breach of the fiduciary duty of our directors to the fullest extent provided by Minnesota law. Such provisions eliminate the personal liability of directors for damages occasioned by breach of fiduciary duty, except for liability based on the director's duty of loyalty to us or our shareholders, liability for acts or omissions not made in good faith, liability for acts or omissions involving intentional misconduct or knowing violation of law, liability based on payments of improper dividends, liability based on a transaction from which the director derives an improper personal benefit, and liability based on violation of state securities laws. If the Minnesota Business Corporation Act is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by the Minnesota Business Corporation Act, as so amended. Any amendment to or repeal of such provisions will not adversely affect any right or protection of a director for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

PLAN OF DISTRIBUTION

        This prospectus covers 1,682,000 shares of our common stock. All of the shares offered are being sold by the selling shareholders. We will not realize any proceeds from the sale of the shares by the selling shareholders.

        The selling shareholders and any of their pledgees, assignees or other successors-in-interest may, from time to time, sell any or all of their shares of common stock on the OTC Bulletin Board or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling shareholder may use any one or more of the following methods when selling shares:

  •
  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

  •
  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

  •
  privately negotiated transactions;

  •
  settlement of short sales entered into after the date of this prospectus;

  •
  agreements with broker-dealers to sell a specified number of such shares at a stipulated price per share;

  •
  through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

  •
  a combination of any such methods of sale; or

  •
  any other method permitted pursuant to applicable law.

        The selling shareholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), if available, rather than under this prospectus.

        Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. Each selling shareholder does not expect these commissions and discounts relating to its sales of shares to exceed what is customary in the types of transactions involved.

        In connection with the sale of our common stock or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling shareholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

        The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling shareholder has informed us that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

        We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

        Because selling shareholders may be deemed to be "underwriters" within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. Each selling shareholder has advised us that they have not entered into any agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the shares by the selling shareholders.

        We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling shareholders without registration and without regard to any volume limitations by reason of Rule 144(e) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

        Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the selling shareholders or any other person. We will make copies of this prospectus available to the selling shareholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

LEGAL MATTERS

        Robins, Kaplan, Miller & Ciresi L.L.P., Minneapolis, Minnesota, will pass upon the validity of the shares of common stock offered by this prospectus and other legal matters for us.

EXPERTS

        McGladrey and Pullen, LLP, an independent registered accounting firm, has audited our financial statements as of December 28, 2002 and January 3, 2004 and for each of the three years in the period ended January 3, 2004, as set forth in their reports. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on McGladrey and Pullen, LLP's reports, given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed a registration statement on Form S-2 with the SEC for the stock to be sold under this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits identified in the registration statement for copies of the actual contract, agreement or other document.

        We are also required to file annual, quarterly and special reports, proxy statements and other information with the SEC. You can read our SEC filings, including this registration statement, over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You can call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room.

        The SEC allows us to "incorporate by reference" into this prospectus information we have filed with it. The information incorporated by reference is an important part of this prospectus. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below:

  •
  our Annual Report on Form 10-K for the fiscal year ended January 3, 2004;

  •
  our Proxy Statement for our 2004 Annual Meeting of Shareholders held on April 29, 2004;

  •
  our Quarterly Reports on Form 10-Q for the quarters ended April 3, 2004, July 3, 2004 and October 2, 2004; and

  •
  our Current Reports on Form 8-K, filed May 3, 2004, July 30, 2004, August 12, 2004, August 13, 2004, October 8, 2004, October 21, 2004, November 3, 2004, December 15, 2004, December 16, 2004 and January 5, 2005.

        You may request a copy of this filing, at no cost, by writing or telephoning us at the following address:

Appliance Recycling Centers of America, Inc.
Attention: Linda Koenig, Chief Financial Officer
7400 Excelsior Boulevard
Minneapolis, Minnesota 55426-4517
(952) 930-9000

        You should rely only on the information provided in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Appliance Recycling Centers of America, Inc.
Minneapolis, Minnesota

        We have audited the accompanying consolidated balance sheet of Appliance Recycling Centers of America, Inc. and Subsidiaries as of January 3, 2004 and December 28, 2002, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three year period ended January 3, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Appliance Recycling Centers of America, Inc. and Subsidiaries as of January 3, 2004 and December 28, 2002, and the results of their operations and their cash flows for each of the years in the three year period ended January 3, 2004, in conformity with accounting principles generally accepted in the United States of America.

McGLADREY & PULLEN, LLP

Minneapolis, Minnesota
February 17, 2004

APPLIANCE RECYCLING CENTERS OF AMERICA, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

	January 3, 2004	December 28, 2002
ASSETS (Note 3)
Current Assets
Cash	$1,196,000	$2,802,000
Accounts receivable, net of allowance of $117,000 and $26,000, respectively (Note 9)	1,887,000	1,129,000
Inventories, net of reserves of $324,000 and $548,000, respectively	9,338,000	8,316,000
Refundable income taxes	904,000	523,000
Deferred income taxes (Note 7)	566,000	490,000
Other current assets	521,000	448,000

Total current assets	14,412,000	13,708,000

Property and Equipment, at cost (Notes 2 and 4)
Land	2,050,000	2,050,000
Buildings and improvements	4,090,000	3,945,000
Equipment	5,359,000	4,979,000

	11,499,000	10,974,000
Less accumulated depreciation	5,321,000	4,763,000

Net property and equipment	6,178,000	6,211,000

Other Assets	243,000	320,000

Total assets	$20,833,000	$20,239,000

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Line of credit (Note 3)	$5,089,000	$3,515,000
Current maturities of long-term obligations	240,000	259,000
Accounts payable	2,958,000	2,929,000
Accrued expenses (Note 5)	2,019,000	1,273,000
Income taxes payable	660,000	729,000

Total current liabilities	10,966,000	8,705,000
Long-Term Obligations, less current maturities (Note 4)	5,209,000	5,424,000
Deferred Income Tax Liabilities (Note 7)	449,000	373,000

Total liabilities	16,624,000	14,502,000

Commitments (Note 6)
Shareholders' Equity (Note 8)
Common Stock, no par value; authorized 10,000,000 shares; issued and outstanding 2,364,000 and 2,324,000 shares, respectively	11,381,000	11,368,000
Accumulated deficit	(7,172,000)	(5,631,000)

Total shareholders' equity	4,209,000	5,737,000

Total liabilities and shareholders' equity	$20,833,000	$20,239,000

See Notes to Consolidated Financial Statements.

APPLIANCE RECYCLING CENTERS OF AMERICA, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS

	For the fiscal year ended
	January 3, 2004	December 28, 2002	December 29, 2001
Revenues (Note 9)
Retail	$34,805,000	$29,893,000	$22,037,000
Recycling	8,014,000	14,625,000	20,506,000
Byproduct	790,000	1,202,000	1,267,000

Total revenues	43,609,000	45,720,000	43,810,000
Cost of Revenues (Note 9)	31,730,000	29,946,000	26,481,000

Gross profit	11,879,000	15,774,000	17,329,000
Selling, General and Administrative Expenses (Note 2)	13,655,000	14,032,000	12,580,000

Operating income (loss)	(1,776,000)	1,742,000	4,749,000
Other Income (Expense)
Other income (expense)	(5,000)	47,000	88,000
Interest income	12,000	—	—
Interest expense	(748,000)	(1,236,000)	(1,074,000)

Income (loss) before provision for income taxes	(2,517,000)	553,000	3,763,000
Provision (Benefit) for Income Taxes (Note 7)	(976,000)	221,000	1,117,000

Net income (loss)	$(1,541,000)	$332,000	$2,646,000

Basic Earnings (Loss) per Common Share	$(0.66)	$0.14	$1.15

Diluted Earnings (Loss) per Common Share	$(0.66)	$0.11	$0.86

Weighted Average Number of Common Shares Outstanding:
Basic	2,343,000	2,320,000	2,291,000

Diluted	2,343,000	3,025,000	3,068,000

See Notes to Consolidated Financial Statements.

APPLIANCE RECYCLING CENTERS OF AMERICA, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

	Common Stock	Accumulated Deficit	Total
Balance, December 30, 2000	$11,360,000	$(8,609,000)	$2,751,000
Net income	—	2,646,000	2,646,000

Balance, December 29, 2001	11,360,000	(5,963,000)	5,397,000
Exercise of stock options (Note 8)	8,000	—	8,000
Net income	—	332,000	332,000

Balance, December 28, 2002	11,368,000	(5,631,000)	5,737,000
Exercise of warrants (Note 8)	13,000	—	13,000
Net loss	—	(1,541,000)	(1,541,000)

Balance, January 3, 2004	$11,381,000	$(7,172,000)	$4,209,000

See Notes to Consolidated Financial Statements.

APPLIANCE RECYCLING CENTERS OF AMERICA, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS

	For the fiscal year ended
	January 3, 2004	December 28, 2002	December 29, 2001
Cash Flows from Operating Activities
Net income (loss)	$(1,541,000)	$332,000	$2,646,000
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	611,000	507,000	483,000
Write-off of deferred financing fees and debt discount	—	258,000	—
(Gain) loss on sale of property and equipment	5,000	7,000	(60,000)
Accretion of long-term debt discount	—	46,000	43,000
Deferred income taxes	—	391,000	(400,000)
Change in assets and liabilities:
Receivables	(758,000)	3,246,000	(2,644,000)
Inventories	(1,022,000)	(1,568,000)	(2,515,000)
Other assets	(11,000)	(238,000)	(27,000)
Accounts payable and accrued expenses	775,000	877,000	1,110,000
Income taxes refundable or payable	(450,000)	(551,000)	240,000

Net cash provided by (used in) operating activities	(2,391,000)	3,307,000	(1,124,000)

Cash Flows from Investing Activities
Purchases of property and equipment	(558,000)	(598,000)	(910,000)
Proceeds from disposals of property and equipment	—	100,000	—

Net cash used in investing activities	(558,000)	(498,000)	(910,000)

Cash Flows from Financing Activities
Net borrowings (payments) under line of credit	1,574,000	(1,193,000)	2,306,000
Payments on long-term obligations	(244,000)	(4,648,000)	(350,000)
Proceeds from long-term obligations	—	5,470,000	282,000
Payments of deferred financing fees	—	(150,000)	—
Proceeds from issuance of Common Stock	13,000	8,000	—

Net cash provided by (used in) financing activities	1,343,000	(513,000)	2,238,000

Increase (decrease) in cash and cash equivalents	(1,606,000)	2,296,000	204,000
Cash and Cash Equivalents
Beginning	2,802,000	506,000	302,000

Ending	$1,196,000	$2,802,000	$506,000

Supplemental Disclosures of Cash Flow Information
Cash payments (receipts) relative to:
Interest	$748,000	$1,056,000	$1,031,000
Income taxes, net	(527,000)	439,000	279,000

Equipment acquired under capital lease	$10,000	$—	$—

See Notes to Consolidated Financial Statements.

APPLIANCE RECYCLING CENTERS OF AMERICA, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Nature of Business and Significant Accounting Policies

        Nature of business:    Appliance Recycling Centers of America, Inc. and Subsidiaries (Company) are in the business of providing reverse logistics, energy conservation and recycling services for major household appliances. The Company sells appliances through a chain of Company-owned factory outlet stores under the name ApplianceSmart®. The Company also provides recycling services on a credit basis to appliance retailers, electric utilities, waste management companies and local governments.

A summary of the Company's significant accounting policies is as follows:

        Principles of consolidation:    The consolidated financial statements include the accounts of Appliance Recycling Centers of America, Inc. and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

        During the second quarter of 2003, the Company became a majority (60%) owner in North America Appliance Company, LLC (NAACO). NAACO was formed and commenced operations in June 2003 and is a retailer of special-buy appliances in Texas. Because NAACO has a net shareholder's deficit, no minority interest has been recognized on the Company's consolidated balance sheet and 100% of NAACO's operations are included in the Company's consolidated financial statements as of January 3, 2004.

        Fair value of financial instruments:    The following methods and assumptions are used to estimate the fair value of each class of financial instrument:

  Cash equivalents, accounts receivable and accounts payable:    Due to their nature and short-term maturities, the carrying amounts approximate fair value.

  Short- and long-term debt:    The fair value of short- and long-term debt has been estimated based on discounted cash flows using interest rates being offered for similar debt having the same or similar remaining maturities and collateral requirements.

        No separate comparison of fair values versus carrying values is presented for the aforementioned financial instruments since their fair values are not significantly different than their balance sheet carrying amounts. In addition, the aggregate fair values of the financial instruments would not represent the underlying value of the Company.

        Fiscal year:    The Company uses a 52-53 week fiscal year. The Company's 2003 fiscal year (2003) ended January 3, 2004, its 2002 fiscal year (2002) ended December 28, 2002 and its 2001 fiscal year (2001) ended December 29, 2001. The 2003 fiscal year contains 53 weeks. The 2002 and 2001 fiscal years contain 52 weeks.

        Revenue recognition:    The Company recognizes revenue from appliance sales in the period the appliances are purchased and paid for by the consumer. Revenue from appliance recycling is recognized when a unit is collected and processed. Byproduct revenue is recognized upon shipment.

        The Company defers revenue under certain appliance extended warranty arrangements it services and recognizes the revenue over the related terms of the warranty contracts. On extended warranty arrangements sold by the Company but serviced by others for a fixed portion of the warranty sales price, the Company recognizes revenue for the net amount retained at the time of sale of the extended warranty to the consumer.

        Shipping and handling charges to customers are included in revenues. Shipping and handling costs incurred by the Company are included in cost of revenues.

        Product warranty:    The Company provides a warranty for the replacement or repair of certain defective units. The Company's standard warranty policy requires the Company to repair or replace certain defective units at no cost to its customers. The Company estimates the costs that may be incurred under its warranty and records a liability reserve in the amount of such costs at the time product revenue is recognized. Factors that affect the Company's warranty liability reserve for covered units include the number of units sold, historical and anticipated rates of warranty claims on these units, and the cost of such claims. The Company periodically assesses the adequacy of its recorded warranty liability reserve and adjusts the amounts as necessary.

        Changes in the Company's warranty liability are as follows:

	2003	2002	2001
Balance, beginning	$82,000	$187,000	$106,000
Standard accrual based on units sold	164,000	203,000	301,000
Actual costs incurred	(133,000)	(134,000)	(253,000)
Periodic accrual adjustments	(59,000)	(174,000)	33,000

Balance, ending	$54,000	$82,000	$187,000

        Trade receivables:    Trade receivables are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received. A trade receivable is considered to be past due if any portion of the receivable balance is outstanding for more than 90 days. The reserve for doubtful accounts of $117,000 is considered by management to be adequate to cover any exposure to loss in the Company's January 3, 2004 accounts receivable.

        Cash:    The Company maintains its cash in bank deposit and money-market accounts which, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts.

        Inventories:    Inventories, consisting principally of appliances, are stated at the lower of cost, first-in, first-out (FIFO), or market and consist of:

	2003	2002
Finished goods	$9,662,000	$8,596,000
Work-in-process-unrefurbished units	—	268,000
Less reserves	(324,000)	(548,000)

	$9,338,000	$8,316,000

        The Company provides estimated reserves for the realizability of its appliance inventories, including adjustments to market, based on various factors including the age of such inventory and management's assessment of the need for such allowances. Management looks at historical inventory agings and margin analysis in determining its reserve estimate. The Company believes the reserve of $324,000 as of January 3, 2004 is adequate. Because of a decrease in volume and a change in business, unrefurbished units are no longer valued in inventory.

        Property and equipment:    Depreciation is computed using straight-line and accelerated methods over the following estimated useful lives:

Years
Buildings and improvements	18 - 30
Equipment	3 - 8

        Software development costs:    The Company capitalizes software developed for internal use in accordance with Statement of Position 98-1 and is amortizing such costs over their estimated useful life of five years. Costs capitalized were $255,000, $221,000, and $225,000 for the fiscal years of 2003, 2002 and 2001, respectively. Amortization expense on software development costs was $164,000, $119,000 and $78,000 for the fiscal years of 2003, 2003 and 2001, respectively. Estimated amortization expenses are $216,000, $240,000, $207,000, $159,000 and $113,000 for the fiscal years 2004, 2005, 2006, 2007 and 2008, respectively.

        Accounting for long-lived assets:    Long-lived assets such as property and equipment are evaluated for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The Company assesses the fair value of the assets based on the estimated future net undiscounted cash flows expected to result from the use of the assets, including cash flows from disposition. Should the sum of the expected future net cash flows be less than the carrying value, the Company recognizes an impairment loss at that time. An impairment loss is measured by comparing the amount by which the carrying value exceeds the fair value (estimated discounted future cash flows or appraisal of assets) of the long-lived assets. The Company wrote off approximately $26,000 of leasehold improvements due to the closing of a retail store in the fiscal year ending January 3, 2004. Also see Note 2.

        Deferred financing fees:    Deferred financing fees are presented in the consolidated balance sheet as a component of other assets and are reported net of accumulated amortization. Amortization expense is determined on a straight-line basis over the term of the underlying debt.

        Advertising expense:    Advertising is expensed as incurred, and was $1,545,000, $1,823,000 and $1,487,000 for the 2003, 2002 and 2001 fiscal years, respectively.

        Income taxes:    Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Realization of deferred tax assets is dependent upon sufficient future taxable income during the periods when deductible temporary differences and carryforwards are expected to be available to reduce taxable income. At January 3, 2004 a valuation allowance of $3,072,000 has been recorded against deferred tax assets principally relating to net operating loss and tax credit carryforwards, the use of which is limited under Section 382 of the Internal Revenue Code.

        Basic and diluted net earnings per share:    Basic per-share amounts are computed, generally, by dividing net income or loss by the weighted-average number of common shares outstanding. Diluted per-share amounts assume the conversion, exercise or issuance of all potential common stock instruments unless their effect is antidilutive, thereby reducing the loss or increasing the income per common share.

        In arriving at diluted weighted-average shares and per-share amounts, options and warrants (see Note 8) with exercise prices below average market prices, for the respective fiscal quarters in which they were dilutive, were included using the treasury stock method. The number of additional shares was calculated by assuming the outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire Common Stock at the average market price during the year. The dilutive effect of these additional shares for the fiscal years of 2002 and 2001 was to increase the weighted average shares outstanding by 705,000 and 777,000, respectively. Because the effect of options and warrants on 2003 is antidilutive, they were not included in the computation of per-share amounts.

        Stock-based compensation:    The Company regularly grants options to its employees under various plans as described in Note 8. As permitted under accounting principles generally accepted in the United States of America, these grants are accounted for following APB Opinion No. 25 and related interpretations. Accordingly, compensation cost would be recognized for those grants where the exercise price is less than the fair market value of the stock on the date of grant. There was no compensation expense recorded for employee grants for fiscal years 2003, 2002 and 2001.

        The Company also grants options and warrants to nonemployees for goods and services and in conjunction with certain agreements. These grants are accounted for under SFAS No. 123, Accounting for Stock-Based Compensation, based on the grant date fair values.

        Had compensation cost for all of the employee stock-based compensation grants and warrants issued been determined based on the fair values at the grant date consistent with the provisions of SFAS No. 123, the Company's net income (loss) and net income (loss) per basic and diluted common share would have been as indicated below.

	2003	2002	2001
Net income (loss):
As reported	$(1,541,000)	$332,000	$2,646,000
Deduct pro forma stock-based compensation,	(52,000)	(80,000)	(58,000)

Pro forma	$(1,593,000)	$252,000	$2,588,000

Basic earnings (loss) per share:
As reported	$(0.66)	$0.14	$1.15
Pro forma	$(0.68)	$0.11	$1.13
Diluted earnings (loss) per share:
As reported	$(0.66)	$0.11	$0.86
Pro forma	$(0.68)	$0.08	$0.84

        The above pro forma effects on net income (loss) and net income (loss) per basic and diluted common share are not likely to be representative of the effects on reported net income (loss) or net income (loss) per common share for future years because options vest over several years and additional awards generally are made each year.

        Comprehensive income:    Comprehensive income is equivalent to net income in the statement of operations.

        Segment information:    The Company has one operating segment. Although certain separate financial information by retail store, or retail store and recycling center, is available to management, the Company is managed as a unit. Specifically, the Company does not measure profit or loss or maintain assets separately for its products or revenue sources (retail appliance sales, appliance recycling including recycling services for utilities, and byproduct sales).

        Estimates:    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Recently issued accounting pronouncements:    The following items represent accounting standards that have been recently issued.

        In January 2003, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. This statement provided alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, this statement also amended the disclosure requirements of SFAS No. 123 to require more prominent and frequent disclosures in the financial statements about the effects of stock-based compensation. The Company began applying disclosure provisions of this statement in its December 28, 2002 consolidated financial statements. Because the Company continues to account for employee stock-based compensation under APB Opinion No. 25, SFAS No. 148 had no effect on the Company's consolidated financial statements.

        In January 2003, the FASB issued Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing certain guarantees. It also elaborates on the disclosures in SFAS No. 5, Accounting for Contingencies, which are to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued, even when the likelihood of making any payments under the guarantees is remote. The January 3, 2004 consolidated financial statements have incorporated the enhanced disclosure requirements of FIN 45, as presented in Note 1 to the financial statements under the caption "Product warranty."

        In 2003, the FASB issued Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities and its amendment (FIN 46R). This interpretation establishes standards for identifying a variable interest entity and for determining under what circumstances a variable interest entity should be consolidated with its primary beneficiary. Until now, a company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN 46 changes that by requiring a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns or both. FIN 46 applies to the Company's consolidated financial statements for the year ended January 3, 2004. The adoption of this pronouncement did not have a significant effect on the Company's consolidated financial statements.

        The FASB has issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 requires that certain freestanding financial instruments be reported as liabilities in the balance sheet. Depending on the type of financial instrument, it will be accounted for at either fair value or the present value of future cash flows determined at each balance sheet date with the change in that value reported as interest expense in the statement of operations. Prior to the application of SFAS No. 150, either those financial instruments were not required to be recognized, or if recognized were reported in the balance sheet as equity and changes in the value of those instruments were normally not recognized in net income. The Company adopted SFAS No. 150 for the year ended January 3, 2004 and it had no effect on reported results for that year. The Company does not expect the application of SFAS No. 150 to have a material effect on its future consolidated financial statements.

Note 2. Market Closings and Loss on Impaired Assets

        In December 2002, the Company closed a retail store in the Dayton, Ohio, market and incurred expenses of $108,000 for the remaining lease payments and write-off of leasehold improvements.

        In February 2003, the Company closed a retail store in the Minneapolis market that resulted in no closing costs.

        In March 2003, the Company closed a retail store in the Dayton, Ohio, market and wrote off leasehold improvements of approximately $26,000.

Note 3. Line of Credit

        At January 3, 2004, the Company had a $10 million line of credit with a lender. The interest rate as of January 3, 2004 was 5.50%. The amount of borrowings available under the line of credit is based on a formula using receivables and inventories. The line of credit has a stated maturity date of August 30, 2004, if not renewed, and provides that the lender may demand payment in full of the entire outstanding balance of the loan at any time. The line of credit is secured by substantially all the Company's assets and requires minimum monthly interest payments of $37,500, regardless of the outstanding principal balance. The lender is also secured by an inventory repurchase agreement with Whirlpool Corporation for purchases from Whirlpool only. The loan requires that the Company meet certain financial covenants, provides payment penalties for noncompliance and prepayment, limits the amount of other debt the Company can incur, limits the amount of spending on fixed assets, and limits payments of dividends. At January 3, 2004 the Company's unused borrowing capacity under this line was $355,000.

Note 4. Long-Term Obligations

        Long-term obligations consisted of the following:

	2003	2002
13.00% note payable, due in monthly interest payments of $541 with balance due September 2005, secured by equipment	$50,000	$50,000
Adjustable rate mortgage based on a 30-day LIBOR rate (1.12% as of January 3, 2004) plus 2.7%, adjusted yearly, monthly payments include interest and principal, and are based on a 20-year amortization, due October 2012, secured by land and building	3,340,000	3,452,000
6.85% mortgage, due in monthly installments of $15,326, including interest, due January 2013, secured by land and building	1,956,000	2,000,000
Other	103,000	181,000

	5,449,000	5,683,000
Less current maturities	240,000	259,000

	$5,209,000	$5,424,000

        The future annual maturities of long-term obligations are as follows:

Fiscal year
2004	$240,000
2005	206,000
2006	238,000
2007	196,000
2008	183,000
2009 and thereafter	4,386,000

$5,449,000

Note 5. Accrued Expenses

        Accrued expenses were as follows:

	2003	2002
Compensation and benefits	$930,000	$813,000
Warranty expense	54,000	82,000
Accrued incentives	686,000	—
Other	349,000	378,000

	$2,019,000	$1,273,000

Note 6. Commitments

        Operating leases:    The Company leases certain of its retail stores and recycling center facilities and equipment under noncancelable operating leases. The leases require the payment of taxes, maintenance, utilities and insurance.

        Minimum future rental commitments under noncancelable operating leases as of January 3, 2004 are as follows:

Fiscal Year
2004	$1,959,000
2005	1,812,000
2006	1,131,000
2007	742,000
2008	416,000
2009 and thereafter	26,000

$6,086,000

        Rent expense for fiscal years 2003, 2002 and 2001 was $1,686,000, $1,973,000 and $1,519,000, respectively.

        Contracts:    The Company has entered into contracts with four of its appliance vendors. Under the agreements there are no minimum purchase commitments; however, the Company has agreed to indemnify the vendors for certain claims, allegations or losses with respect to appliances sold by the Company. Also see Note 9.

Note 7. Income Taxes

        The provision for (benefit of) income taxes consisted of the following:

	2003	2002	2001
Current:
Federal	$(976,000)	$(170,000)	$1,289,000
State	—	—	228,000
Deferred	—	391,000	(400,000)

	$(976,000)	$221,000	$1,117,000

        A reconciliation of the Company's income tax expense with the federal statutory tax rate is shown below:

	2003	2002	2001
Income tax expense (benefit) at statutory rate	$(856,000)	$188,000	$1,278,000
State taxes net of federal tax effect	(152,000)	25,000	189,000
Permanent differences and other	(42,000)	8,000	20,000
Change in valuation allowance, net of effect of NOL attribute reduction (in 2001)	74,000	—	(370,000)

	$(976,000)	$221,000	$1,117,000

        The components of net deferred tax assets are as follows:

	2003	2002
Deferred tax assets:
Net operating loss carryforwards	$3,002,000	$2,834,000
Federal and state tax credits	269,000	199,000
Reserves	322,000	362,000
Accrued expenses	134,000	93,000
Prepaid expenses	(106,000)	—
Other	17,000	—

Gross deferred tax assets	$3,638,000	$3,488,000
Valuation allowance	(3,072,000)	(2,998,000)

	$566,000	$490,000

Deferred tax liabilities:
Property and equipment	$449,000	$373,000

        At January 3, 2004, the Company had a valuation allowance against deferred tax assets to reduce the total to an amount management believes is appropriate. Realization of deferred tax assets is dependent upon sufficient future taxable income during the periods when deductible temporary differences and carryforwards are expected to be available to reduce taxable income. The reduction in the valuation allowance during 2001 was due to the determination that certain deferred tax assets are more likely than not to be realized and to the effect of an NOL attribute reduction.

        At January 3, 2004, the Company had NOL carryforwards expiring as follows:

Expiration	Amount
2011	$3,185,000
2012	$1,144,000
2018	$2,645,000

        Future utilization of NOL and tax credit carryforwards is subject to certain limitations under provisions of Section 382 of the Internal Revenue Code. This section relates to a 50 percent change in control over a three-year period. The Company believes that the issuance of Common Stock during 1999 resulted in an "ownership change" under Section 382. Accordingly, the Company's ability to use NOL and tax credit carryforwards generated prior to February 1999 may be limited to approximately $56,000 per year.

Note 8. Shareholders' Equity

        Stock options:    The Company has two stock option plans (Plans) that permit the granting of "incentive stock options" meeting the requirements of Section 422 of the Internal Revenue Code of 1986, as amended, and nonqualified options that do not meet the requirements of Section 422. The Plans have 150,000 and 600,000 shares, respectively, available for grant. The options that have been granted under the Plans are exercisable for a period of five to ten years from the date of grant and vest over a period of six months to five years from the date of grant.

        The pro forma fair value of each option grant as presented in Note 1 to the financial statements is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2003	2002	2001
Expected dividend yield	—	—	—
Expected stock price volatility	79.5%	79.7%	82.3%
Risk-free interest rate	0.9%	1.4%	6.2%
Expected life of options (years)	2	2	2

        Additional information relating to all outstanding options is as follows:

	Shares	Weighted Average Exercise Price
Outstanding at December 30, 2000	373,000	$2.59
Granted	56,000	$1.82
Cancelled	(21,000)	$17.52

Outstanding at December 29, 2001	408,000	$1.98
Granted	57,000	$3.77
Exercised	(8,000)	$0.96
Cancelled	(20,000)	$3.60

Outstanding at December 28, 2002	437,000	$2.16
Granted	15,000	$1.60
Cancelled	(44,000)	$3.06

Outstanding at January 3, 2004	408,000	$2.04

        The weighted average fair value per option of options granted during fiscal years 2003, 2002 and 2001 was $0.69, $1.65 and $0.86, respectively.

        The following tables summarize information about stock options outstanding as of January 3, 2004:

OPTIONS OUTSTANDING

Range of Exercise Prices	Number of Options Outstanding	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price
$4.05 to $4.30	38,000	7.0	$4.15
$2.38 to $3.50	46,000	3.3	$2.55
$0.75 to $2.20	249,000	3.1	$1.95
$0.59 to $0.65	75,000	3.2	$0.63

	408,000		$2.04

OPTIONS EXERCISABLE

Range of Exercise Prices	Number of Options Exercisable	Weighted Average Exercise Price
$4.05 to $4.30	30,000	$4.11
$2.38 to $3.50	46,000	$2.55
$0.75 to $2.20	185,000	$1.86
$0.59 to $0.65	75,000	$0.63

	336,000	$1.88

        The following table summarizes options exercisable for stock options outstanding as of December 28, 2002 and December 29, 2001:

	December 28, 2002	December 29, 2001
Number of options exercisable	325,000	275,000
Weighted average exercise price	$2.01	$1.77

        Warrants:    The Company has adopted the provisions of SFAS No. 123 in accounting for its warrants issued for financing or services. Accordingly, the expense, if any, applicable to the value of such warrants is recognized as of the date of grant. Such warrants are generally issued to non-employees.

        In September 1998, the Company entered into a loan agreement with a lender resulting in gross proceeds to the Company of $3.5 million. In connection with this loan, the Company issued the lender a warrant to purchase 700,000 shares of Common Stock at an adjustable exercise price, which is currently $0.60 per share. The Company also issued to an investment banker associated with this transaction a warrant to purchase 125,000 shares of Common Stock at $2.50 per share. The portion of the gross loan proceeds ascribed to the aforementioned warrants issued in conjunction with this debt financing was $307,000 as determined using the Black-Scholes method. During 2002, 32,136 warrants were exercised resulting in the issuance of 14,872 shares of Common Stock.

        During 2001, 53,750 warrants related to a 1998 financing transaction were exercised resulting in the issuance of 9,768 shares of Common Stock and 15,000 of warrants from the same financing transaction expired.

        In February 1999, in connection with a private placement, the Company issued warrants to purchase 83,000 shares of Common Stock at $0.50 per share, subject to adjustment. During 2002, 4,000 warrants were exercised resulting in the issuance of 3,506 shares of Common Stock. During 2003, 26,000 warrants were exercised resulting in the issuance of 20,326 shares of Common Stock. In the first quarter of 2004, the remaining 53,000 warrants were exercised resulting in the issuance of 44,061 shares of Common Stock.

        In March 1999, the Company issued to a board member at that time 5,000 warrants to purchase the Company's Common Stock at $0.625 per share, the market value of the Company's stock at the date of grant.

        In April 1999, the Company issued to a vendor 50,000 warrants to purchase Common Stock at $0.625 per share. In February 2003, 20,000 warrants were exercised resulting in the issuance of 20,000 shares of Common Stock.

        All issued warrants are exercisable and expire as follows: 83,000 in 2004; 700,000 in 2007 and 5,000 in 2009.

        Preferred Stock:    The Company's amended Articles of Incorporation authorize two million shares of Preferred Stock of the Company (Preferred Stock) which may be issued from time to time in one or more series having such rights, powers, preferences and designations as the Board of Directors may determine. To date no such preferred shares have been issued.

Note 9. Major Customer and Suppliers

        Revenues from the Company's major recycling customer as a percentage of total revenues are as follows:

	2003	2002	2001
Revenue percentage:
Customer A	9%	13%	29%
Customer B	—	12%	9%

        As of January 3, 2004, the Company had a receivable from that Customer of $717,000.

        During the three-year period ended January 3, 2004, the Company purchased a vast majority of appliances for resale from four suppliers. The Company has and is continuing to secure other vendors from which to purchase appliances. However, the loss of one of these suppliers or any appliance supplier could adversely affect Company's operations.

Appliance Recycling Centers of America, Inc. and Subsidiaries
CONSOLIDATED BALANCE SHEET

	October 2, 2004	January 3, 2004
	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$1,248,000	$1,196,000
Accounts receivable, net of allowance of $81,000 and $117,000, respectively	3,271,000	1,887,000
Inventories, net of reserves of $327,000 and $324,000, respectively	9,557,000	9,338,000
Refundable income taxes	—	904,000
Deferred income taxes	566,000	566,000
Other current assets	479,000	521,000

Total current assets	15,121,000	14,412,000

Property and Equipment, at cost (Note 6)
Land	2,050,000	2,050,000
Buildings and improvements	4,199,000	4,090,000
Equipment	5,676,000	5,359,000

	11,925,000	11,499,000
Less accumulated depreciation	5,803,000	5,321,000

Net property and equipment	6,122,000	6,178,000

Other Assets	264,000	243,000

Total assets	$21,507,000	$20,833,000

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Line of credit	$5,499,000	$5,089,000
Current maturities of long-term obligations	210,000	240,000
Accounts payable	3,458,000	2,958,000
Accrued expenses (Note 2)	2,413,000	2,019,000
Income taxes payable	659,000	660,000

Total current liabilities	12,239,000	10,966,000

Long-Term Obligations, less current maturities (Note 6)	5,090,000	5,209,000

Deferred Income Tax Liabilities	449,000	449,000

Total liabilities	17,778,000	16,624,000

Shareholders' Equity
Common stock, no par value; authorized 10,000,000 shares; issued and outstanding 2,986,000 and 2,364,000 shares, respectively	11,415,000	11,381,000
Accumulated deficit	(7,686,000)	(7,172,000)

Total shareholders' equity	3,729,000	4,209,000

Total liabilities and shareholders' equity	$21,507,000	$20,833,000

See Notes to Consolidated Financial Statements.

Appliance Recycling Centers of America, Inc. and Subsidiaries
CONSOLIDATED STATEMENT OF OPERATIONS
(Unaudited)

	Three Months Ended		Nine Months Ended
	October 2, 2004	September 27, 2003	October 2, 2004	September 27, 2003
Revenues
Retail	$10,838,000	$9,189,000	$31,161,000	$26,227,000
Recycling	3,199,000	2,479,000	6,854,000	5,872,000
Byproduct	506,000	197,000	1,120,000	514,000

Total revenues	14,543,000	11,865,000	39,135,000	32,613,000
Cost of Revenues	10,041,000	8,393,000	27,661,000	23,931,000

Gross profit	4,502,000	3,472,000	11,474,000	8,682,000
Selling, General and Administrative Expenses	4,086,000	3,223,000	11,516,000	10,021,000

Operating income (loss)	416,000	249,000	(42,000)	(1,339,000)
Other Income (Expense)
Other income (expense)	33,000	(4,000)	22,000	(5,000)
Interest expense	(187,000)	(187,000)	(558,000)	(547,000)

Income (loss) before provision for (benefit of) income taxes	262,000	58,000	(578,000)	(1,891,000)
Provision for (Benefit of) Income Taxes	2,000	17,000	(64,000)	(640,000)

Net income (loss)	$260,000	$41,000	$(514,000)	$(1,251,000)

Basic Earnings (Loss) per Common Share	$0.09	$0.02	$(0.21)	$(0.53)

Diluted Earnings (Loss) per Common Share	$0.08	$0.01	$(0.21)	$(0.53)

Weighted Average Number of Common Shares Outstanding
Basic	2,986,000	2,344,000	2,429,000	2,341,000
Diluted	3,095,000	2,897,000	2,429,000	2,341,000

See Notes to Consolidated Financial Statements.

Appliance Recycling Centers of America, Inc. and Subsidiaries
CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited)

	Nine Months Ended
	October 2, 2004	September 27, 2003
Cash Flows from Operating Activities
Net income (loss)	$(514,000)	$(1,251,000)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	481,000	425,000
Loss on sale of equipment Changes in assets and liabilities:	—	6,000
Receivables	(1,384,000)	(1,192,000)
Inventories	(219,000)	117,000
Other assets	925,000	(197,000)
Accounts payable	500,000	624,000
Accrued expenses	394,000	(59,000)
Income taxes payable	(1,000)	17,000

Net cash provided by (used in) operating activities	$182,000	$(1,510,000)

Cash Flows from Investing Activities
Purchases of property and equipment	(381,000)	(407,000)

Cash Flows from Financing Activities
Net borrowings (payments) under line of credit	410,000	352,000
Proceeds from issuance of common stock	34,000	13,000
Payments on long-term obligations	(193,000)	(209,000)

Net cash provided by financing activities	251,000	156,000

Increase (decrease) in cash and cash equivalents	52,000	(1,761,000)
Cash and Cash Equivalents
Beginning	1,196,000	2,802,000

Ending	$1,248,000	$1,041,000

Supplemental Disclosures of Cash Flow Information
Cash payments (receipts) for:
Interest	$558,000	$547,000
Income taxes	$(970,000)	$(303,000)

Supplemental Schedule of Non-Cash Investing and Financing Activities
Long-term obligations incurred on purchase of equipment	$44,000	$—

See Notes to Consolidated Financial Statements.

Appliance Recycling Centers of America, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

1.
Financial Statements

  In the opinion of management of the Company, the accompanying unaudited consolidated financial statements contain all adjustments (consisting of only normal, recurring accruals) necessary to present fairly the financial position of the Company and its subsidiaries as of October 2, 2004, and the results of operations for the three-month and nine-month periods ended October 2, 2004 and September 27, 2003 and cash flows for the nine-month periods ended October 2, 2004 and September 27, 2003. The results of operations for any interim period are not necessarily indicative of the results for the year. These interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements and related notes in the Company's Annual Report on Form 10-K for the year ended January 3, 2004. Therefore, certain information and footnote disclosures included in the annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted.

2.
Accrued Expenses

  Accrued expenses were as follows:

	October 2, 2004	January 3, 2004
Compensation and Benefits	$1,205,000	$930,000
Warranty Expense	47,000	54,000
Accrued Incentives	686,000	686,000
Other	475,000	349,000

	$2,413,000	$2,019,000

3.
Earnings (Loss) per Share

  Basic per-share amounts are computed, generally, by dividing net income or loss by the weighted-average number of common shares outstanding. Diluted per-share amounts assume the conversion, exercise, or issuance of all potential common stock instruments unless their effect is antidilutive, thereby reducing the loss or increasing the income per common share.

  In arriving at diluted weighted-average shares and per-share amounts for the three months ended October 2, 2004 and the three months ended September 27, 2003, options and warrants with exercise prices below average market prices for the respective fiscal quarters in which they were dilutive were included using the treasury stock method.

  Since the Company incurred a loss for the nine months ended October 2, 2004 and September 27, 2003, the inclusion of potential option and warrant common shares in the calculation of diluted loss per common share would have been antidilutive. Therefore, basic and diluted weighted-average shares and per-share amounts are the same for these periods.

4.
Critical Accounting Policies

  The Company's significant accounting policies and estimates are summarized in the footnotes to its annual consolidated financial statements. Some of the most critical are listed below:

  Revenue recognition:    The Company recognizes revenue from appliance sales in the period the appliances are purchased and paid for by the consumer. Revenue from appliance recycling is recognized when a unit is collected and processed. Byproduct revenue is recognized upon shipment.

  The Company defers revenue under certain appliance extended warranty arrangements it services and recognizes the revenue over the related terms of the warranty contracts. On extended warranty arrangements sold by the Company but serviced by others for a fixed portion of the warranty sales price, the Company recognizes revenue for the net amount retained at the time of sale of the extended warranty to the consumer.

  Shipping and handling charges to customers are included in the revenues. Shipping and handling costs incurred by the Company are included in cost of revenues.

  Product warranty:    The Company provides a warranty for the replacement or repair of certain defective units. The Company's standard warranty policy requires the Company to repair or replace certain defective units at no cost to its customers. The Company estimates the costs that may be incurred under its warranty and records a liability reserve in the amount of such costs at the time product revenue is recognized. Factors that affect the Company's warranty liability reserve for covered units include the number of units sold, historical and anticipated rates of warranty claims on these units, and the cost of these claims. The Company periodically assesses the adequacy of its recorded warranty liability reserve and adjusts the amounts as necessary.

  Changes in the Company's warranty liability reserve are as follows:

	Three Months Ended		Nine Months Ended
(Unaudited)	Oct. 2, 2004	Sept. 27, 2003	Oct. 2, 2004	Sept. 27, 2003
Balance, beginning	$35,000	$36,000	$54,000	$82,000
Standard accrual based on units sold	32,000	11,000	68,000	40,000
Actual costs incurred	(3,000)	(10,000)	(30,000)	(64,000)
Periodic accrual adjustments	(17,000)	(11,000)	(45,000)	(32,000)

Balance, ending	$47,000	$26,000	$47,000	$26,000

  Trade receivables:    Trade receivables are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received. A trade receivable is considered to be past due if any portion of the receivable balance is outstanding for more than 90 days. The current reserve for doubtful accounts of $81,000 should be adequate for any exposure to loss in the Company's October 2, 2004 accounts receivable.

  Inventories:    Inventories, consisting principally of appliances, are stated at the lower of cost, first-in, first-out (FIFO), or market. The Company provides estimated reserves for the realizability of its appliance inventories, including adjustments to market, based on various factors including the age of such inventory and management's assessment of the need for such allowances. Management looks at historical inventory agings and margin analysis in determining its reserve estimate. The Company believes the reserve of $327,000 as of October 2, 2004 is adequate.

  Property and equipment:    Depreciation is computed using straight-line and accelerated methods over the following estimated useful lives:

Years
Buildings and improvements	18-30
Equipment	3-8

  The Company did not identify any items that were impaired as of October 2, 2004.

  Income taxes:    Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Realization of deferred tax assets is dependent upon sufficient future taxable income during the periods when deductible temporary differences and carryforwards are expected to be available to reduce taxable income. At October 2, 2004 a valuation allowance has been recorded against deferred tax assets principally relating to net operating loss and tax credit carryforwards, the use of which is limited under Section 382 of the Internal Revenue Code.

  Stock-based compensation:    The Company regularly grants options to its employees under various plans. As permitted under accounting principles generally accepted in the United States of America, these grants are accounted for following APB Opinion No. 25 and related interpretations. Accordingly, compensation cost would be recognized for those grants where the exercise price is less than the fair market value of the stock on the date of grant. There was no compensation expense recorded for employee grants for the three- and nine- month periods ended October 2, 2004 and September 27, 2003 because the market price and exercise price of the grants were the same on the day of grant.

  The Company also grants options and warrants to nonemployees for goods and services and in connection with certain agreements. These grants are accounted for under FASB Statement No. 123, Accounting for Stock-Based Compensation, based on the grant date fair values, which requires these grants to be accounted for based on the fair value of the grant.

  Had compensation cost for all of the employee stock-based compensation grants and warrants issued been determined based on the fair values at the grant date consistent with the provisions of

  Statement No. 123, the Company's net income (loss) and net income (loss) per basic and diluted common share would have been as indicated below.

	Three Months Ended		Nine Months Ended
(Unaudited)	Oct. 2, 2004	Sept. 27, 2003	Oct. 2, 2004	Sept. 27, 2003
Net income (loss):
As reported	$260,000	$41,000	$(514,000)	$(1,251,000)
Deduct pro forma stock-based compensation	(26,000)	(15,000)	(50,000)	(36,000)

Pro forma	$234,000	$26,000	$(564,000)	$(1,287,000)

Basic earnings (loss) per share:
As reported	$0.09	$0.02	$(0.21)	$(0.53)
Pro forma	$0.08	$0.01	$(0.23)	$(0.55)
Diluted earnings (loss) per share:
As reported	$0.08	$0.01	$(0.21)	$(0.53)
Pro forma	$0.08	$0.01	$(0.23)	$(0.55)

  The above pro forma effects on net income (loss) and net income (loss) per basic and diluted common share are not likely to be representative of the effects on reported net income (loss) or net income (loss) per common share for future years because options vest over several years and additional awards generally are made each year.

5.
Long-Term Obligations

  Long-term obligations consisted of the following:

	Oct. 2, 2004	January 3, 2004
	(Unaudited)
6.85% mortgage, due in monthly installments of $15,326, including interest, due January 2013, secured by land and building	$1,929,000	$1,956,000
Adjustable rate mortgage based on the 30-day LIBOR rate (1.84% as of October 2, 2004) plus 2.7%, adjusted yearly; monthly payments include interest and principal and are based on a 20-year amortization, due October 2012, secured by land and building	3,226,000	3,340,000
13% note payable, due in monthly interest payments of $541 with balance due September 2005, secured by equipment	50,000	50,000
Other	95,000	103,000

	5,300,000	5,449,000
Less current maturities	210,000	240,000

	$5,090,000	$5,209,000

  The future annual maturities of long-term obligations are as follows:

Fiscal year
For the remainder of 2004	$52,000
2005	220,000
2006	253,000
2007	206,000
2008	183,000
2009 and thereafter	4,386,000

$5,300,000

6.
Other Information

  The Company is a majority (60%) owner in North America Appliance Company, LLC (NAACO). In April 2004, a fire destroyed the building in which NAACO had recently leased space. NAACO and ARCA have determined the losses and have submitted approximately $170,000 of the claims for items and inventory destroyed in the fire and for business interruption income to the insurance company. During the third quarter ended October 2, 2004, the Company recognized income of approximately $70,000 from the insurance claim. This income amount is comprised of previously expensed point-of-sale items destroyed in the fire and other related expenses of which $35,000 is included in operating income and the remaining $35,000 is included in other income as it relates to items expensed in the prior year. The remainder of the insurance claim is for the net book value of inventory and fixed assets destroyed in the fire. Currently, NAACO has found another location in the same area and is continuing to sell special-buy appliances. Because NAACO has a net shareholders' deficit, no minority interest has been recognized on the Company's consolidated balance sheet and 100% of NAACO's operations are included in the Company's results of operations for the three and nine months ended October 2, 2004.

1,682,000 Shares

APPLIANCE RECYCLING CENTERS
OF AMERICA, INC.

Common Stock

PROSPECTUS

                  , 2005

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

        Expenses in connection with the sale and distribution of the shares of our common stock being registered hereunder (except any underwriting discounts and commissions and expenses incurred by the selling shareholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling shareholders in disposing of the shares) are set forth below. All of the amounts shown are estimated except the Securities and Exchange Commission registration fee.

SEC registration fee		$732.49
Legal fees and expenses		*
Accounting fees and expenses		*
Printing and engraving expenses		*
Blue sky fees and expenses		*
Transfer agent fees and expenses		*
Miscellaneous expenses		*
Total	$	*

*
To be completed by amendment.

Item 15. Indemnification of Directors and Officers

        Section 302A.521, subd. 2, of the Minnesota Statutes requires that we indemnify a person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of the person with respect to our company, against judgments, penalties, fines, including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys' fees and disbursements, incurred by the person in connection with the proceeding with respect to the same acts or omissions if such person (i) has not been indemnified by another organization or employee benefit plan for the same judgments, penalties or fines, (ii) acted in good faith, (iii) received no improper personal benefit, and statutory procedure has been followed in the case of any conflict of interest by a director, (iv) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful, and (v) in the case of acts or omissions occurring in the person's performance in the official capacity of director or, for a person not a director, in the official capacity of officer, board committee member or employee, reasonably believed that the conduct was in the best interests of our company, or, in the case of performance by one of our directors, officers or employees involving service as a director, officer, partner, trustee, employee or agent of another organization or employee benefit plan, reasonably believed that the conduct was not opposed to the best interests of our company. In addition, Section 302A.521, subd. 3, requires payment by us, upon written request, of reasonable expenses in advance of final disposition of the proceeding in certain instances. A decision as to required indemnification is to be made by a disinterested majority of our board of directors present at a meeting at which a disinterested quorum is present, or by a designated committee of the board, by special legal counsel, by the shareholders or by a court.

        Our bylaws provide that we shall indemnify each of our directors, officers and employees to the fullest extent permissible by Minnesota Statute, as detailed above. We also maintain a director and officer liability insurance policy to cover us, our directors and our officers against certain liabilities.

        In addition, the securities purchase agreements we entered into with the selling shareholders obligate us to indemnify such shareholders against any loss, claim, damage or liability arising out of or based on any untrue statement, or alleged untrue statement, of any material fact contained in this registration statement (including the prospectus, financial statements and schedules, and all other documents filed as a part thereof), or any omission, or alleged omission, of a material fact required to be stated or necessary to make the statements contained herein not misleading.

Item 16. Exhibits

Exhibit No.	Description
5.1	Opinion of Robins, Kaplan, Miller & Ciresi L.L.C.*
10.1
Amended Appliance Recycling Centers of America, Inc. Restated 1989 Stock Option Plan [filed as Exhibit 19.3 to the Company's Form 10-Q for the quarter ended June 30, 1993 (File No. 0-19621) and incorporated herein by reference].
10.2
Amendment, effective April 24, 1997, to 1989 Stock Option Plan [filed as Exhibit 28.2 to the Company's Post-Effective Amendment No. 1 (June 5, 1997) to Registration Statement on Form S-8 (Registration No. 33-68890) and incorporated herein by reference].
10.3	1997 Stock Option Plan and Amendment [filed as Exhibits 28.1 and 28.2 to the Company's Registration Statement on Form S-8 (Registration No. 333-28571) and incorporated herein by reference].
10.4
Amendment effective April 26, 2001 to 1997 Stock Option Plan [filed as Exhibit 10.2 to the Company's Form 10-Q for the quarter ended March 31, 2001 (File No. 0-19621) and incorporated herein by reference].
10.5
Amendment effective April 25, 2002 to 1997 Stock Option Plan [filed as Exhibit 10.2 to the Company's Form 10-Q for the quarter ended March 30, 2002 (File No. 0-19621) and incorporated herein by reference].
10.6
General Credit and Security Agreement dated August 30, 1996, between and Spectrum Commercial Services, Inc. and the Company [filed as exhibit 10.15 to the Company's Form 10-Q for the quarter ended September 28, 1996 (File No. 0-19621) and incorporated herein by reference].
10.7
First Amendment to General Credit and Security Agreement and Waiver dated November 8, 1996, between Spectrum Commercial Services, a division of Lyon Financial Services, Inc. and the Company, and related agreement [filed as exhibit 10.16 to the Company's Form 10-Q for the quarter ended September 28, 1996 (File No. 0-19621) and incorporated herein by reference].
10.8
Second Amendment to General Credit and Security Agreement and Waiver dated February 12, 1998 between Spectrum Commercial Services, a division of Lyon Financial Services, Inc. and the Company, and related agreements [filed as Exhibit 10.10 to the Company's Form 10-K for the year ended January 3, 1998 (File No. 0-19621) and incorporated herein by reference].
10.9
Fourth Amendment to General Credit and Security Agreement dated September 10, 1998 between Spectrum Commercial Services, a division of Lyon Financial Services, Inc. and the Company, and related agreement [filed as Exhibit 10.15 to the Company's Form 10-K for the year ended January 2, 1999 (File No. 0-19621) and incorporated herein by reference].
10.10
Fifth Amendment to General Credit and Security Agreement dated September 17, 1998 between Spectrum Commercial Services, a division of Lyon Financial Services, Inc. and the Company, and related agreements [filed as Exhibit 10.16 to the Company's Form 10-K for the year ended January 2, 1999 (File No. 0-19621) and incorporated herein by reference].
10.11
Eighth Amendment to General Credit and Security Agreement dated August 30, 2000 between Spectrum Commercial Services, a division of Lyon Financial Services, Inc. and the Company, and related agreements [filed as Exhibit 10.1 to the Company's Form 10-Q for the quarter ended September 30, 2000 (File No. 0-19621) and incorporated herein by reference].

10.12
Ninth Amendment to General Credit and Security Agreement dated June 18, 2001 between Spectrum Commercial Services Company and the Company, and related agreements [filed as Exhibit 10.2 to the Company's Form 10-Q for the quarter ended June 30, 2001 (File No. 0-19621) and incorporated herein by reference].
10.13
Tenth Amendment to General Credit and Security Agreement dated July 26, 2001 between Spectrum Commercial Services Company and the Company, and related agreements [filed as Exhibit 10.3 to the Company's Form 10-Q for the quarter ended June 30, 2001 (File No. 0-19621) and incorporated herein by reference].
10.14
Eleventh Amendment to General Credit and Security Agreement dated August 24, 2001 between Spectrum Commercial Services Company and the Company, and related agreements [filed as Exhibit 10.1 to the Company's Form 10-Q for the quarter ended September 29, 2001 (File No. 0-19621) and incorporated herein by reference].
10.15
Twelfth Amendment to General Credit and Security Agreement dated April 11, 2002 between Spectrum Commercial Services Company and the Company, and related agreements [filed as Exhibit 10.1 to the Company's Form 10-Q for the quarter ended March 30, 2002 (File No. 0-19621) and incorporated herein by reference].
10.16
Thirteenth Amendment to General Credit and Security Agreement dated January 23, 2003 between Spectrum Commercial Services Company and the Company, and related agreements [filed as Exhibit 10.34 to the Company's Form 10-K for the year ended December 28, 2002 (File No. 0-19621) and incorporated herein by reference].
10.17
Fourteenth Amendment to General Credit and Security Agreement dated July 1, 2004 between Spectrum Commercial Services Company and the Company [filed as Exhibit 10.1 to the Company's Form 10-Q for the quarter ended July 3, 2004 (File No. 0-19621) and incorporated herein by reference].
10.18	Sixteenth Amendment to General Credit and Security Agreement dated December 23, 2004 between Spectrum Commercial Services Company and the Company, and related Guarantor Acknowledgment.*
10.19	Tenth Amended and Restated Revolving Note dated December 23, 2004 of the Company in favor of Spectrum Commercial Services Company.*
10.20	Seventeenth Amendment to General Credit and Security Agreement dated January 12, 2005 between Spectrum Commercial Services Company and the Company.*
10.21
Loan Agreement dated September 10, 1998 between Medallion Capital, Inc. and the Company [filed as Exhibit 10.1 to the Company's Form 10-Q for the quarter ended October 3, 1998 (File No. 0-19621) and incorporated herein by reference].
10.22
Note dated September 10, 1998 of the Company in favor of Medallion Capital, Inc. [filed as Exhibit 10.2 to the Company's Form 10-Q for the quarter ended October 3, 1998 (File No. 0-19621) and incorporated herein by reference].
10.23
Security Agreement dated September 10, 1998 between Medallion Capital, Inc. and the Company [filed as Exhibit 10.3 to the Company's Form 10-Q for the quarter ended October 3, 1998 (File No. 0-19621) and incorporated herein by reference].
10.24
Stock Purchase Warrant of the Company for the Purchase of 700,000 Shares of Common Stock in favor of Medallion Capital, Inc. [corrected copy] [filed as Exhibit 10.14 to the Company's Form 10-K for the year ended January 2, 1999 (File No. 0-19621) and incorporated herein by reference].

10.25	Amendment No. 1 to Loan Agreement and Security Agreement dated December 23, 2004 between Medallion Capital, Inc. and the Company, and related Consent and Amendment and Promissory Note.*
10.26
Balloon Promissory Note dated September 19, 2002 of the Company in favor of General Electric Capital Business Asset Funding Corp., and related agreement [filed as Exhibit 10.1 to the Company's Form 10-Q for the quarter ended September 28, 2002 (File No. 0-19621) and incorporated herein by reference].
10.27
Balloon Promissory Note dated December 27, 2002 of the Company in favor of General Electric Capital Business Asset Funding Corp., and related agreement [filed as Exhibit 10.33 to the Company's Form 10-K for the year ended December 28, 2002 (File No. 0-19621) and incorporated herein by reference].
10.28
Reverse Logistics Master Service Agreement between Whirlpool Corporation and the Company [filed as Exhibit 10 to the Company's Form 10-Q for the quarter ended July 4, 1998 (File No. 0-19621) and incorporated herein by reference].
10.29
Retail Dealer Sales Agreement dated October 12, 2001 between Maytag Corporation and the Company [filed as Exhibit 10.2 to the Company's Form 10-Q for the quarter ended September 29, 2001 (File No. 0-19621) and incorporated herein by reference].
10.30
2003 Statewide Residential Appliance Recycling Program Agreement dated September 2, 2003 between Southern California Edison Company and ARCA California, Inc., a wholly-owned subsidiary of the Company [filed as Exhibit 10.1 to the Company's Form 10-Q for the quarter ended September 27, 2003 (File No. 0-19621) and incorporated herein by reference].
10.31
2004-05 Statewide Residential Appliance Recycling Program Agreement dated January 21, 2004 between Southern California Edison Company and ARCA California, Inc., a wholly-owned subsidiary of the Company [filed as Exhibit 10.34 to the Company's Form 10-K for the year ended January 3, 2004 (File No. 0-19621) and incorporated herein by reference].
10.32
Agreements dated September 24, 2002 between the Company and the Department of Water and Power of the City of Los Angeles [filed as Exhibit 10.32 to the Company's Form 10-K for the year ended December 28, 2002 (File No. 0-19621) and incorporated herein by reference].
10.33
Agreement dated March 1, 2004 between San Diego Gas & Electric and the Company [filed as Exhibit No. 10.35 to the Company's Form 10-K for the year ended January 3, 2004 (File No. 0-19621) and incorporated herein by reference].
10.34
Form of Securities Purchase Agreement dated as of December 31, 2004, between the Company and certain investors [filed as Exhibit No. 99.2 to the Company's Form 8-K dated December 31, 2004 (File No. 0-19621) and incorporated herein by reference].
23.1	Consent of McGladrey & Pullen, LLP.*
23.2	Consent of Robins, Kaplan, Miller & Ciresi L.L.P. (included in Exhibit 5.1 hereto).*
24.1	Power of Attorney (included in signature page to this registration statement).*

*
Filed herewith.

Item 17. Undertakings

(a)
The undersigned registrant hereby undertakes:

          (1)   to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

    (i)
    to include any prospectus required by Section 10(a)(3) of the Securities Act;

    (ii)
    to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or together, represent a fundamental change in the information in the registration statement; and

    (iii)
    to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the registration statement;

          (2)   that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

          (3)   to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)
The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(c)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on February 25, 2005.

APPLIANCE RECYCLING CENTERS OF AMERICA, INC.
By	/s/ EDWARD R. (JACK) CAMERON Edward R. (Jack) Cameron President and Chairman of the Board

POWER OF ATTORNEY

        Each person whose signature appears below constitutes and appoints EDWARD R. (JACK) CAMERON and LINDA A. KOENIG, and each of them, his or her true and lawful attorneys-in-fact and agents, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to the Registration Statement on Form S-2 and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on February 25, 2005.

Signature	Title
/s/ EDWARD R. (JACK) CAMERON Edward R. (Jack) Cameron	President and Chairman, Director (Principal Executive Officer)
/s/ LINDA A. KOENIG Linda A. Koenig	Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ DUANE S. CARLSON Duane S. Carlson	Director
/s/ HARRY W. SPELL Harry W. Spell	Director

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TABLE OF CONTENTS
SUMMARY
A SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
RISK FACTORS
Risks Related to ARCA
Risks Related to Our Common Stock
USE OF PROCEEDS
MARKET PRICE FOR COMMON STOCK
DIVIDEND POLICY
SELECTED CONSOLIDATED FINANCIAL INFORMATION
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
SELLING SECURITIES HOLDERS
DESCRIPTION OF CAPITAL STOCK
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
OPTIONS OUTSTANDING
OPTIONS EXERCISABLE
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
POWER OF ATTORNEY